The information in this preliminary prospectus supplement is not complete and may be changed without notice. This preliminary prospectus supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 18, 2006
PROSPECTUS SUPPLEMENT
(To prospectus dated December 14, 2005)
Filed pursuant to Rule 424(b)(3). A filing fee was previously paid with respect to the $650,000,000 aggregate initial offering price of securities that were registered pursuant to Registration Statement No. 333-107032 and were not sold thereunder, and such unutilized filing fee is being applied to the filing fee payable with this prospectus supplement pursuant to Rule 457(p) under the Securities Act. In connection with Registration No. 333-107032, we paid a filing fee of $139,075. Further, we carried forward $41,825 pursuant to Rule 457(p) under the Securities Act of 1933 from the Registrant’s prior Registration Statement on Form S-3 (Registration No. 333-76310) filed with the Securities and Exchange Commission on January 4, 2002. After this offering, depending upon the amount, a portion of the original $80,900 filing fee we paid in connection with the filing of Registration Statement No. 333-107032 may remain and be carried forward pursuant with Rule 457(p) under the Securities Act of 1933.
$
Jefferies Group, Inc.
              % SENIOR DEBENTURES DUE 2036

        We will pay interest on the debentures on                and                of each year, beginning                , 2006. The debentures will mature on                , 2036. We may redeem some or all of the debentures at any time at a redemption price described in this prospectus supplement.
      The debentures will be unsecured obligations and will rank equally with our other unsecured senior indebtedness. The debentures will be issued only in registered form in denominations of $5,000 and integral multiples of $1,000 in excess thereof.
       Investing in the debentures involves risks that are described in the “Risk Factors” section beginning on page S-6 of this prospectus supplement.

Per Senior
	Debenture		Total

Public Offering Price(1)		%	$
Underwriting Discount		%	$
Proceeds, before expenses, to us		%	$

(1)	Plus accrued interest from , 2006, if settlement occurs after that date.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the debentures in book-entry form only through The Depository Trust Company, including for the accounts of Euroclear and Clearstream, against payment in New York, New York on January      , 2006.

Joint Book-Running Managers

Jefferies & Company	Citigroup	Merrill Lynch & Co.

Banc of America Securities LLC

BNY Capital Markets, Inc.

Keefe, Bruyette & Woods

Wachovia Securities

BNP PARIBAS	HSBC	SOCIETE GENERALE

The date of this prospectus supplement is                     , 2006.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date later than the date on the front of this prospectus supplement.

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the debentures being offered. The second part, the base prospectus, gives more general information, some of which may not apply to the debentures being offered. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.
      If the description of debentures varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the accompanying prospectus contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements about our future and statements that are not historical facts. These forward-looking statements are usually preceded by the words “believe,” “intend,” “may,” “will,” or similar expressions. Forward-looking statements may contain expectations regarding revenues, earnings, operations and other financial projections, and may include statements of future performance, plans and objectives. Forward-looking statements also include statements pertaining to our strategies for future development of our business and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain and outside of our control. It is possible that the actual results may differ materially from the anticipated results indicated in these forward-looking statements. Information regarding important factors that could cause actual results to differ from those in our forward-looking statements is contained in this prospectus supplement and the accompanying prospectus and other documents we file. You should read and interpret any forward-looking statement together with these documents, including the following:

•	the risk factors contained in this prospectus supplement under the caption “Risk Factors;”

•	our most recent annual report on Form 10-K, including the notes to the consolidated financial statements and the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	our quarterly reports on Form 10-Q; and

•	cautionary statements we make in our public documents, reports and announcements.
      Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY
      In this prospectus supplement, we refer to our subsidiaries Jefferies & Company, Inc. as JEFCO, Jefferies Asset Management, LLC as JAM, Jefferies Execution Services, Inc. as Jefferies Execution, Jefferies Financial Products LLC as JFP and Jefferies International Limited as JIL.
The Company
      We are a full-service investment bank and institutional securities firm focused on growing and mid-sized companies and their investors. We offer capital raising, mergers and acquisitions, restructuring and other financial advisory services to small and mid-sized companies and provide trade execution in equity, high yield, investment grade fixed income, convertible and international securities, as well as fundamental research and asset management capabilities, to institutional investors. We also offer correspondent clearing, prime brokerage, private client and securities lending services.
      We conduct our operations through our subsidiaries. JEFCO, our primary operating subsidiary, provides investment banking services, sales and trading, research, asset management, correspondent clearing, prime brokerage, private client services and securities lending services. JIL provides, primarily in Europe, investment banking, sales and trading, research and investment management services. Jefferies Execution offers execution services for stocks and options. JAM acts as investment manager to various private investment funds. JFP offers derivatives services.
      Our businesses are comprised of the following divisions and units:

•	equities;

•	high yield;

•	convertible securities;

•	execution services;

•	investment grade fixed income trading;

•	investment banking;

•	asset management;

•	securities lending; and

•	research.
      We maintain offices throughout the world. Our principal executive offices are located at 520 Madison Avenue, 12th Floor, New York, New York 10022, and our telephone number there is (212) 284-2550.
Recent Developments
      On January 18, 2006, we announced our financial results for the fourth quarter and the year ended December 31, 2005.
      For the fourth quarter ended December 31, 2005:

•	Total revenues rose 33% to $431.7 million, versus $325.3 million for the fourth quarter of 2004.

•	Earnings before income taxes and minority interest increased 40% to $78.4 million, compared to $56.1 million for the fourth quarter of 2004.

•	Net earnings grew 32% to $46.7 million, compared to $35.4 million for the fourth quarter of 2004.

      For the year ended December 31, 2005:

•	Total revenues rose 25% to $1.5 billion, versus $1.2 billion for 2004.

•	Earnings before income taxes and minority interest increased 18% to $268.4 million, compared to $227.0 million for 2004.

•	Net earnings were up 20% to $157.4 million, compared to $131.4 million for 2004.
      On January 18, 2006, we announced that Massachusetts Mutual Life Insurance Company, or MassMutual, had agreed, subject to final documentation and conditions to closing, to purchase in a private placement $125 million of our Series A Cumulative Convertible Preferred Stock. The terms of the Series A Cumulative Convertible Preferred Stock will include a 3.25% annual, cumulative cash dividend and are convertible into our common stock at a conversion price of $62 per share. If not converted, the Series A Cumulative Convertible Preferred Stock will be callable after 10 years and will mature in 2036. The Series A Cumulative Convertible Preferred Stock, if it is issued, will be subordinate to the debentures.
      We also announced that we and MassMutual had reached an agreement in principle to double our equity commitments to Jefferies Babson Finance LLC, the joint venture we and MassMutual formed in October 2004. With an incremental $125 million from each partner, the new total committed equity capitalization of the joint venture will be $500 million.
The Offering
      The following summary contains basic information about the debentures. It does not contain all the information that is important to you. For a more complete understanding of the debentures, please refer to the section of this prospectus supplement entitled “Description of Debentures.”

Issuer	Jefferies Group, Inc.

Debentures Offered	$ aggregate principal amount of % Senior Debentures due 2036.

Maturity	, 2036.

Interest Payment Dates	and of each year, commencing , 2006.

Ranking	The debentures will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured indebtedness.

Optional Redemption	We may redeem some or all of the debentures at any time prior to maturity at the redemption prices described in this prospectus supplement. See “Description of Debentures — Optional Redemption.”

Covenants	The indenture governing the debentures contains certain covenants. See “Description of Debentures — Covenants.”

Use of Proceeds	We expect to use the net proceeds of this offering for general corporate purposes, including specifically, the further development of our businesses. See “Use of Proceeds.”

Summary Consolidated Financial Data
      The following table sets forth our summary consolidated financial data for the periods presented below. The summary consolidated financial data for each of the three years in the three-year period ended December 31, 2004, and at December 31, 2004 and 2003, have been derived from our audited consolidated financial statements, incorporated by reference herein, which have been audited by KPMG LLP, our independent registered public accounting firm. The summary consolidated financial data at December 31, 2002 has been derived from our audited consolidated financial statements not included or incorporated by reference herein. The summary consolidated financial data as of and for the nine months ended September 30, 2005 and September 30, 2004 have been derived from our unaudited consolidated financial statements incorporated by reference herein. Our unaudited consolidated financial statements include all adjustments, which include only normal and recurring adjustments, necessary to present fairly the data included therein.
      Our historical results are not necessarily indicative of the results of operations for future periods, and our results of operations for the nine-month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included and incorporated by reference in this prospectus supplement and the accompanying prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(unaudited)
	(in thousands, except per share amounts and ratios)
Earnings Statement Data
Revenues:
Commissions	$185,304	$200,325	$258,838	$250,191	$268,984
Principal transactions	261,887	277,669	358,213	301,299	227,664
Investment banking	327,517	247,066	352,804	229,608	139,828
Asset management fees and investment income from managed funds	63,385	54,030	81,184	32,769	19,643
Interest	212,738	85,132	134,450	102,403	92,027
Other	15,309	9,144	13,150	10,446	6,630

Total revenues	1,066,140	873,366	1,198,639	926,716	754,776
Interest expense	204,292	93,206	140,394	97,102	80,087

Revenues, net of interest expense	861,848	780,160	1,058,245	829,614	674,689

Non-interest expenses:
Compensation and benefits	481,024	436,191	595,887	474,709	385,585
Floor brokerage and clearing fees	35,350	39,750	52,922	48,217	54,681
Technology and communications	50,053	48,632	64,555	58,581	52,216
Occupancy and equipment rental	32,852	29,306	39,553	32,534	26,156
Business development	27,698	24,529	35,006	26,481	22,973
Other	44,851	30,907	43,333	44,559	29,386

Total non-interest expenses	671,828	609,315	831,256	685,081	570,997

	Nine Months Ended
	September 30,				Year Ended December 31,

	2005		2004		2004		2003		2002

	(unaudited)
	(in thousands, except per share amounts and ratios)
Earnings before income taxes and minority interest	190,020		170,845		226,989		144,533		103,692
Income taxes	73,209		63,980		83,955		52,851		41,121

Earnings before minority interest	116,811		106,865		143,034		91,682		62,571
Minority interest in earnings of consolidated subsidiaries, net	6,107		10,895		11,668		7,631		—

Net earnings	$110,704		$95,970		$131,366		$84,051		$62,571

Balance Sheet Data (at period end)
Total assets	$13,601,570		$14,084,052		$13,824,628		$10,992,283		$6,898,691
Long-term debt	$781,443		$788,905		$789,067		$443,148		$452,606
Total stockholders’ equity	$1,201,860		$968,150		$1,039,133		$838,371		$628,517
Book value per share of Common Stock	$20.69		$17.02		$18.14		$14.79		$11.66
Cash and cash equivalents	$220,369		$235,524		$284,111		$107,876		$39,948
Shares outstanding	58,083		56,900		57,289		56,702		53,904
Cash Flow Data
Net cash provided by (used in) operating activities	$229,448		$(274,411)		$277,053		$(221,678)		$126,261
Net cash provided by (used in) investing activities	(158,250)		(54,930)		102,604		(137,027)		(204,001)
Net cash provided by (used in) financing activities	(132,947)		457,547		346,667		(20,430)		177,091
Other Data
EBITDA(1)	$402,225		$275,010		$381,927		$257,154		$204,060
Fixed charge coverage ratio(2)	5.4	x	5.6	x	5.6	x	5.6	x	4.5x

(1)	EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization expense and minority interest. EBITDA is presented because we believe it is a useful indicator of funds available to service debt, although it is not a GAAP-based measure of liquidity or financial performance. We believe that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to net income and cash flows as determined in accordance with GAAP. The following table presents a reconciliation of EBITDA, as presented above, to our net earnings, as shown on our consolidated statement of earnings, for the comparable period:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(unaudited)
	(in thousands)
Net earnings	$110,704	$95,970	$131,366	$84,051	$62,571
Add:
Minority interest	6,107	10,895	11,668	7,631	—
Interest expense, long-term*	38,954	35,317	48,301	32,688	29,424
Other interest expense**	165,338	57,889	92,093	64,414	50,663
Income taxes	73,209	63,980	83,955	52,851	41,121
Depreciation and amortization	7,913	10,959	14,544	15,519	20,281

EBITDA	$402,225	$275,010	$381,927	$257,154	$204,060

*	Interest expense, long-term represents interest expense on our long-term debt without adjustment for the effect of our $200 million interest rate swaps.

**	Other interest expense represents primarily short-term interest related to our securities lending activities and the effect of our $200 million interest rate swaps.

(2)	The ratio of earnings to fixed charges is computed by dividing (a) earnings before income taxes and minority interest plus total fixed charges by (b) total fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

RISK FACTORS
      In addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, you should consider carefully the following factors before deciding to purchase the debentures.
Risks Associated With Our Business
      The following factors describe some of the assumptions, risks, uncertainties and other factors that could adversely affect our business or that could otherwise result in changes that differ materially from our expectations.

Changing conditions in financial markets and the economy could result in decreased revenues.
      As an investment banking and securities firm, changes in the financial markets or economic conditions in the United States and elsewhere in the world, could adversely affect our business in many ways, including the following:

•	A market downturn could lead to a decline in the volume of transactions executed for customers and, therefore, to a decline in the revenues we receive from commissions and spreads.

•	Unfavorable financial or economic conditions could likely reduce the number and size of transactions in which we provide underwriting, financial advisory and other services. Our investment banking revenues, in the form of financial advisory and underwriting or placement fees, are directly related to the number and size of the transactions in which we participate and could therefore be adversely affected by unfavorable financial or economic conditions.

•	Adverse changes in the market could lead to a reduction in revenues from principal transactions and commissions.

•	Adverse changes in the market could also lead to a reduction in revenues from asset management fees and investment income from managed funds and losses from managed funds. Continued increases in our asset management business, especially increases in the amount of our investments in managed funds, would make us more susceptible to adverse changes in the market.

Our proprietary trading and investments expose us to risk of loss.
      A significant portion of our revenues is derived from proprietary trading in which we act as principal. Although the majority of our proprietary trading is “riskless principal” in nature, we may incur trading losses relating to the purchase, sale or short sale of high yield, international, convertible, and equity securities and futures and commodities for our own account and from other program or proprietary trading. Additionally, we have made substantial investments of our capital in debt and equity securities, including investments managed by us and investments managed by third parties. In any period, we may experience losses as a result of price declines, lack of trading volume, and illiquidity. From time to time, we may engage in a large block trade in a single security or maintain large position concentrations in a single security, securities of a single issuer, or securities of issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities could result in a reduction of our revenues and profits. In addition, we may engage in hedging transactions that if not successful, could result in losses.

Increased competition may adversely affect our revenues and profitability.
      All aspects of our business are intensely competitive. We compete directly with numerous other brokers and dealers, investment banking firms and banks. In addition to competition from firms currently in the securities business, there has been increasing competition from others offering financial services, including automated trading and other services based on technological innovations. We believe that the principal factors affecting competition involve market focus, reputation, the abilities of professional personnel, the ability to execute the transaction, relative price of the service and products being offered and the quality of service. Increased competition or an adverse change in our competitive position could lead to a reduction of business and therefore a reduction of revenues and profits. Competition also extends to the hiring and retention of highly skilled employees. A competitor may be successful in hiring away an employee or group of employees, which may result in our losing business formerly serviced by such employee or employees. Competition can also raise our costs of hiring and retaining the key employees we need to effectively execute our business plan.

Operational risks may disrupt our business, result in regulatory action against us or limit our growth.
      Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. If any of our financial, accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.
      We also face the risk of operational failure or termination of any of the clearing agents, exchanges, clearing houses or other financial intermediaries we use to facilitate our securities transactions. Any such failure or termination could adversely affect our ability to effect transactions and manage our exposure to risk.
      In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business.
      Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code, and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize our or our clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

Asset management revenue is subject to variability based on market and economic factors and on the amount of assets under management.
      Asset management revenue includes revenues we receive from management, administrative and performance fees from funds managed by us, revenues from asset management and performance fees we receive from third-party managed funds, and investment income from our investments in these funds. These revenues are solely dependent upon the amount of assets under management and the performance of the funds. If these funds do not perform as well as our asset management clients expect, our clients may withdraw their assets from the funds, which would reduce our revenues. Some of our revenues from management, administrative and performance fees are derived from our own investments in these funds. We experience significant fluctuations in our quarterly operating results due to the nature of our asset management business and therefore may fail to meet revenue expectations. Asset management revenue may not be sustainable as it is highly dependent on performance that is likely to vary.

We face numerous risks and uncertainties as we expand our business.
      We expect the growth of our business to come primarily from internal expansion and through acquisitions and strategic partnering. As we expand our business, there can be no assurance that our financial controls, the level and knowledge of our personnel, our operational abilities, our legal and compliance controls and our other corporate support systems will be adequate to manage our business and our growth. The ineffectiveness of any of these controls or systems could adversely affect our business and prospects. In addition, as we acquire new businesses, we face numerous risks and uncertainties integrating their controls and systems into ours, including financial controls, accounting and data processing systems, management controls and other operations. A failure to integrate these systems and controls, and even an inefficient integration of these systems and controls, could adversely affect our business and prospects.

Our business depends on our ability to maintain adequate levels of personnel.
      We have made substantial increases in the number of our personnel. If a significant number of our key personnel leave, or if our business volume increases significantly over current volume, we could be compelled to hire additional personnel. At that time, there could be a shortage of qualified and, in some cases, licensed personnel whom we could hire. This could hinder our ability to expand or cause a backlog in our ability to conduct our business, including the handling of investment banking transactions and the processing of brokerage orders, all of which could harm our business, financial condition and operating results.

Extensive regulation of our business limits our activities, and, if we violate these regulations, we may be subject to significant penalties.
      The securities industry in the United States is subject to extensive regulation under both federal and state laws. The Securities and Exchange Commission is the federal agency responsible for the administration of federal securities laws. In addition, self-regulatory organizations, principally the NASD and the securities exchanges, are actively involved in the regulation of broker-dealers. Securities firms are also subject to regulation by regulatory bodies, state securities commissions and state attorneys general in those foreign jurisdictions and states in which they do business. Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure of securities firms, anti-money laundering, record-keeping and the conduct of directors, officers and employees. Broker-dealers that engage in commodities and futures transactions are also subject to regulation by the Commodity Futures Trading Commission, or the CFTC, and the National Futures Association, or the NFA. The Commission, self-regulatory organizations, state securities commissions, state attorneys general, the CFTC and the NFA may conduct administrative proceedings which can result in censure, fine, suspension, expulsion of a broker-dealer or its officers or employees, or revocation of broker-dealer licenses. Additional legislation, changes in rules or changes in the interpretation or enforcement of existing laws and rules, may directly affect our mode of operation and our profitability. Continued efforts by market regulators to increase transparency and reduce the transaction costs for investors, such as decimalization and NASD’s Trade Reporting and Compliance Engine, or TRACE, has affected and could continue to affect our trading revenues.

Our business is substantially dependent on our chief executive officer.
      Our future success depends to a significant degree on the skills, experience and efforts of Richard Handler, our Chief Executive Officer. We do not have an employment agreement with Mr. Handler which provides for his continued employment. The loss of his services could compromise our ability to effectively operate our business. In addition, in the event that Mr. Handler ceases to actively manage the three funds that invest on a pari passu basis with our High Yield Division, investors in those funds would have the right to withdraw from the funds. Although we have substantial key man life insurance covering Mr. Handler, the proceeds from the policy may not be sufficient to offset any loss in business.

Legal liability may harm our business.
      Many aspects of our business involve substantial risks of liability, and in the normal course of business, we have been named as a defendant or co-defendant in lawsuits involving primarily claims for damages. The risks associated with potential legal liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our expansion into private client services involves an aspect of the business that has historically had more risk of litigation than our institutional business. Additionally, the expansion of our business, including increases in the number and size of investment banking transactions and our expansion into new areas, imposes greater risks of liability. In addition, unauthorized or illegal acts of our employees could result in substantial liability to us. The NASD, SEC and Department of Justice are conducting investigations into possible violations of law and regulations relating to travel and entertainment expenses and the giving of gifts to employees of a mutual fund complex, as well as trading with and for the mutual fund complex, which involves us and other NASD member firms. We are cooperating fully with these investigations. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business and our prospects.

Our business is subject to significant credit risk.
      In the normal course of our businesses, we are involved in the execution, settlement and financing of various customer and principal securities transactions. These activities are transacted on a cash, margin or delivery-versus-payment basis and are subject to the risk of counterparty or customer nonperformance. Although transactions are collateralized by the underlying security or other securities, we still face the risks associated with changes in the market value of the collateral through settlement date or during the time when margin is extended. We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.
Risks Associated with the Offering

In the absence of an active trading market for the debentures, you may not be able to resell them.
      There is no existing market for the debentures, and we can offer no assurance as to the liquidity of any market that may develop, your ability to sell the debentures or the price at which you may be able to sell the debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, our credit ratings and the market for similar securities. We do not intend to list the debentures on any securities exchange. Each of Merrill Lynch and Citigroup have advised us that it currently intends to make a market in the debentures. However, neither is obligated to do so and they may discontinue any market making at any time without notice.

We may redeem the debentures before maturity, and you may be unable to reinvest the proceeds at the same or a higher rate of return.
      We may redeem all or a portion of the debentures at any time. The redemption price will equal the principal amount being redeemed, plus accrued interest to the redemption date, plus an amount described under “Description of Debentures.” If a redemption occurs, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the debentures.

The debentures will be effectively subordinated to liabilities of our subsidiaries.
      The debentures will be the obligations of Jefferies Group, Inc. exclusively and will not be guaranteed by any of our subsidiaries or secured by any of our properties or assets. Jefferies Group, Inc. is a holding company. We conduct all of our operations through our subsidiaries and a significant portion of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to service debt, including the debentures, is in large part dependent upon the results of operations of our subsidiaries and upon the ability of our subsidiaries to provide us cash (whether in the form of dividends, loans or otherwise) to pay amounts due in respect of our obligations, to pay any amounts due on the debentures or to make any funds available to pay such amounts. In addition, dividends, loans and other distributions from our subsidiaries to us are subject to restrictions imposed by law, including minimum net capital requirements, are contingent upon results of operations of such subsidiaries and are subject to various business considerations.
      The debentures will be effectively subordinated as a claim against the assets of our subsidiaries to all existing and future liabilities of those subsidiaries (including indebtedness, guarantees, customer and counterparty obligations, trade payables, lease obligations and letter of credit obligations). Therefore, our rights and the rights of our creditors, including the holders of the debentures, to participate in the assets of any subsidiary upon its liquidation or reorganization will be subject to the prior claims of its creditors, except to the extent that we or they may be a creditor with recognized claims against the subsidiary.

Changes in our credit ratings may affect the trading value of the debentures.
      Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the debentures. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the debentures, and, accordingly, we cannot assure you that the ratings assigned to the debentures will not be lowered or withdrawn by the assigning rating organization at any time thereafter.
USE OF PROCEEDS
      We estimate that the net proceeds from the issuance and sale of the debentures, after deducting the underwriting discount and expenses relating to the offering, will be approximately $               . We plan to use these proceeds for general corporate purposes, including specifically, the further development of our businesses.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005 on an actual basis and as adjusted to give effect to the sale of the debentures.

	As of September 30, 2005

	Actual	As Adjusted

	(unaudited, in thousands)
Long-Term Debt:
7.50% Senior Notes due 2007	$99,947		$99,947
7.75% Senior Notes due 2012	333,403		333,403
5.50% Senior Notes due 2016	348,093		348,093
% Senior Debentures due 2036 offered hereby	—

Total Long-Term Debt	781,443

Total Stockholders’ Equity(1)	1,201,860		1,201,860

Total Capitalization	$13,601,570	$

(1)	On January 18, 2006, we announced that Massachusetts Mutual Life Insurance Company, or MassMutual, had agreed, subject to final documentation and conditions to closing, to purchase $125.0 million of our Series A Cumulative Convertible Preferred Stock. Total Stockholders’ Equity above does not reflect the sale of the Series A Cumulative Convertible Preferred Stock to MassMutual.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following is a discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2005 and 2004. You should read this together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement and the accompanying prospectus.
Critical Accounting Policies
      The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Actual results will inevitably differ from estimates. These differences could be material to the financial statements.
      We believe our application of accounting policies and the estimates required therein are reasonable. These accounting policies and estimates are constantly re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.
      Our management believes our critical accounting policies (policies that are both material to the financial condition and results of operations and require management’s most difficult, subjective or complex judgments) are our valuation methodologies applied to investments and our valuation methodologies applied to securities positions.
      Investments are stated at estimated fair value as determined in good faith by management. Factors considered in valuing individual investments include, without limitation, available market prices, reported net asset values, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results, and other pertinent information.
      Furthermore, judgment is used to value certain securities (e.g., private securities, 144A securities, less liquid securities) if quoted market prices are not available. These valuations are made with consideration for various assumptions, including time value, yield curve, volatility factors, liquidity, market prices on comparable securities and other factors. The subjectivity involved in this process makes these valuations inherently less reliable than quoted market prices. We believe that our comprehensive risk management policies and procedures serve to monitor the appropriateness of the assumptions used. The use of different assumptions, however, could produce materially different estimates of fair value.
Analysis of Financial Condition
      Total assets decreased $223.0 million, or 2%, from $13,824.6 million at December 31, 2004 to $13,601.6 million at September 30, 2005. Securities borrowed decreased $1,819.2 million and securities loaned decreased $1,322.4 million. The decreases in securities borrowed and securities loaned are mostly related to a change in the financing of the Bonds Direct securities inventories.
      The decrease in securities borrowed was partially offset by increases in the following asset categories; $497.7 million in receivables from customers and $419.6 million in securities owned and securities pledged to creditors.
      The decrease in securities loaned was partially offset by increases in the following liability categories; $505.9 million in payable to customers and $251.0 million in accrued expenses.
      A substantial portion of our total assets consists of highly liquid marketable securities and short-term receivables, arising principally from traditional securities brokerage and investment banking activity. The highly liquid nature of these assets provides us with flexibility in financing and managing our business.

      The following table sets forth book value, pro forma book value, tangible book value and pro forma tangible book value per share (dollars in thousands, except per share data):

	September 30, 2005	December 31, 2004

Stockholders’ equity	$1,201,860	$1,039,133
Less: Goodwill	(209,576)	(134,936)

Tangible stockholders’ equity	$992,284	$904,197
Stockholders’ equity	$1,201,860	$1,039,133
Add: Projected tax benefit on vested portion of restricted stock	121,673	99,057

Pro forma stockholders’ equity	$1,323,533	$1,138,190
Tangible stockholders’ equity	$992,284	$904,197
Add: Projected tax benefit on vested portion of restricted stock	121,673	99,057

Pro forma tangible stockholders’ equity	$1,113,957	$1,003,254
Shares outstanding	58,083,213	57,289,309
Add: Shares not issued, to the extent of related expense amortization	9,804,151	8,065,362
Less: Shares issued, to the extent related expense has not been amortized	(1,455,257)	(2,006,365)

Adjusted shares outstanding	66,432,107	63,348,306
Book value per share(1)	$20.69	$18.14

Pro forma book value per share(2)	$19.92	$17.97

Tangible book value per share(3)	$17.08	$15.78

Pro forma tangible book value per share(4)	$16.77	$15.84

(1)	Book value per share equals stockholders’ equity divided by shares of common stock outstanding.

(2)	Pro forma book value per share equals stockholders’ equity plus the projected deferred tax benefit on the vested portion of restricted stock and restricted stock units divided by shares of common stock outstanding adjusted for shares not yet issued to the extent of the related expense amortization and shares issued to the extent the related expense has not been amortized.

(3)	Tangible book value per share equals tangible stockholders’ equity divided by shares of common stock outstanding.

(4)	Pro forma tangible book value per share equals tangible stockholders’ equity plus the projected deferred tax benefit on the vested portion of restricted stock and restricted stock units divided by shares of common stock outstanding adjusted for shares not yet issued to the extent of the related expense amortization and shares issued to the extent the related expense has not been amortized.
     Tangible stockholders’ equity, pro forma stockholders’ equity, pro forma tangible stockholders’ equity, pro forma book value per share, tangible book value per share and pro forma tangible book value per share are “non-GAAP financial measures”. A “non-GAAP financial measure” is a numerical measure of financial performance that includes adjustments to the most directly comparable measure calculated and presented in accordance with GAAP, or for which there is no specific GAAP guidance. The calculations and descriptions above reconcile these non-GAAP financial measures to their most comparable GAAP financial measures. We consider these non-GAAP financial measures to be useful to investors because it provides investors with an additional metric to comparatively assess the fair market value of our stock. Our management uses these non-GAAP financial measures as an additional tool to analyze us against our competitors.
Revenues by Source
      The following provides a breakdown of total revenues by source for the nine-month periods ended September 30, 2005 and 2004 (in thousands of dollars).

	Nine Months Ended September 30,

	2005		2004

		% of		% of
		Total		Total
	Amount	Revenues	Amount	Revenues

Commissions and principal transactions:
Equities	$292,344	27%	$341,969	39%
High Yield	51,823	5	35,055	4
Convertibles	26,577	3	34,505	4
Execution	17,606	2	25,196	3
Bonds Direct	21,986	2	33,551	4
Other proprietary	36,855	3	7,718	1

Total	447,191	42	477,994	55
Investment banking	327,517	31	247,066	28
Asset management fees and investment income from managed funds:
Asset management fees	42,728	4	25,736	3
Investment income from managed funds	20,657	2	28,294	3

Total	63,385	6	54,030	6
Interest	212,738	20	85,132	10
Other	15,309	1	9,144	1

Total revenues	$1,066,140	100%	$873,366	100%

Nine Months 2005 versus Nine Months 2004

Overview
      Revenues, net of interest expense, increased $81.7 million, or 10%, to $861.8 million, compared to $780.2 million for the first nine months of 2004. The increase was primarily due to a $80.5 million, or 33%, increase in investment banking, a $16.5 million increase in net interest revenues (interest income less interest expense), a $9.4 million, or 17%, increase in asset management fees and investment income from managed funds and a $6.2 million increase in other revenues, partially offset by a $30.8 million, or 6%, decrease in trading revenues (commissions and principal transactions).

Equity Product Revenue
      Equity product revenue is composed of commissions and principal transaction trading revenues, net of soft dollar expenses. Equity product revenue for the first nine months was $292.3 million, down 15% from last year’s first nine months. The decrease in equity product revenue was due to moderate volatility in the market, a decline in block trading volume as a percentage of total volume and decreased block trading opportunities.

High Yield Product Revenue
      High yield product revenue for the first nine months, not including origination revenues, was $51.8 million, up 48% over last year’s first nine months. This increase was generally due to increased trading activity as a result of significant investment in High Yield Sales, Trading and Research personnel, a strong trading environment in core sectors, and an increase in proprietary trading profits offset by the impact of the roll out of NASD’s Trade Reporting and Compliance Engine, or TRACE, resulting in generally smaller spreads and, therefore, tighter secondary trading margins. Revenues were also negatively impacted by rising interest rates and increased competition.

Convertible Product Revenue
      Convertible product revenue for the first nine months was $26.6 million, down 23% from last year’s first nine months. The decrease is attributed to the impact of the roll out of TRACE resulting in tighter spreads. Revenues were also impacted by reduced customer activity in this asset class.

Execution Product Revenue
      Execution product revenue was $17.6 million, down 30% from last year’s first nine months. The decrease in execution revenue was due to declines in volume traded by our hedge fund customers, our sell-side $2 broker customers, and our Canadian-US arbitrage trading customers.

Bonds Direct Product Revenue
      Bonds Direct product revenue was $22.0 million, down 34% from last year’s first nine months. The decrease was driven by the decreased demand for “odd lot” corporate bonds and the impact of the roll out of TRACE resulting in tighter spreads.

Other Proprietary Revenue
      Other proprietary revenue includes revenues from the commodity index, swap, option and futures transactions of Jefferies Financial Products, LLC (“JFP”), correspondent clearing and stock lending related activities as well as non-core revenues from other sources. Other proprietary revenue was $36.9 million for the first nine months, up 378% from last year’s first nine months. The increase in other proprietary revenue this period was primarily the result of the increase in the notional amount of JFP’s commodity index swap, option and futures transactions and related trading and arbitrage activity over the period and as well as proprietary gains on private equity and other funds, offset by an extremely difficult trading environment resulting from Hurricanes Katrina and Rita.

Investment Banking Product Revenue

	Nine Months Ended
	September 30,

	2005	2004	Percentage Change

	(Dollars in thousands)
Capital markets	$172,450	$129,137	34%
Advisory	155,067	117,929	31%

Total	$327,517	$247,066	33%

      Capital markets revenues, which consist primarily of debt, equity and convertible financing services were $172.5 million, an increase of 34% from the comparable period in 2004. The increase in capital markets revenues can be attributed primarily to the increase in lead or co-manager assignments for equity and high yield offerings in the consumer, oil service, healthcare, financial service, media & communications and industrial sectors.
      Revenues from advisory activities were $155.1 million, an increase of 31% from the comparable period of 2004. The increase can primarily be attributable to services rendered on assignments in the aerospace & defense, technology, healthcare, and oil service sectors. In addition, the acquisitions of Randall & Dewey and Helix Associates in the first half of 2005 generated increased revenue in the exploration & production and fund placement sectors.

Asset Management Revenue
      Asset management revenue includes revenues from management, administrative and performance fees from funds managed by us, revenues from asset management and performance fees from third-party managed funds, and investment revenue from our investments in these funds. Asset management revenues were

$63.4 million for the first nine months, up 17% from last year’s first nine months. The increase in asset management revenue this period was a result of an increase in asset management fees partially offset by a reduction in investment income from the fixed income funds versus last year’s first nine months. In addition, during the first quarter of 2005, we initiated a liquidation of the Jackson Creek CDO (completed in the second quarter of 2005), which resulted in a decrease in investment income, partially offset by additional incentive fees earned based on the early termination of this fund.

Net Interest Revenue
      Interest income increased $127.6 million primarily as a result of increased stock lending activity and increases in interest rates, and interest expense increased by $111.1 million primarily as a result of increased stock borrowing activity, increases in interest rates, as well as additional interest expense associated with the issuance of the $350 million in long-term debt in March of 2004.

Compensation and Benefits Expense
      Compensation and benefits expense increased $44.8 million, or 10%, versus the 10% increase in net revenues. The ratio of compensation to net revenues was approximately 56% for both the first nine months of 2005 and 2004.

Issuance of Stock-Based Compensation to Employees
      We use restricted stock and restricted stock unit awards as incentives for employees to focus on long-term value creation and heighten their sensitivity to overall costs and risks as well as to reduce employee turnover. We issue these awards in lieu of cash compensation. These awards may be granted to specific individuals in different amounts and subject to different terms and conditions, enabling us to tailor the arrangements to meet specific objectives. Restricted stock and restricted stock units are awarded to employees subject to risk of forfeiture. Typically the vesting of restricted stock and restricted stock units occurs over a prescribed period of time and requires continued service and employment by the recipient. Restricted stock and restricted stock unit awards are valued at the date of grant and are amortized over the vesting period which is typically three to five years.
      We also have a voluntary deferred compensation plan, or DCP, whereby our employees may defer cash compensation and elect to receive an amount of deferred shares, or DCP deferred shares, which are exchangeable into shares of our common stock at a future date. The DCP provides for DCP deferred shares to be credited to an employee based on a discount to the current market price of our common stock. In 2005, 2004, 2003 and 2002, the discounts were 10%, 10%, 10%, and 15%, respectively, to the then current market prices of our common stock. The compensation deferred is expensed when earned and the discount on the DCP deferred shares is generally expensed immediately.
      In addition, shares of our common stock may be purchased by employees pursuant to our Employee Stock Purchase Plan and Supplemental Stock Purchase Plan, and we may award shares of our common stock to our employees pursuant to our Employee Stock Ownership Plan.

      The following table summarizes certain selected financial ratios related to the issuance of stock-based compensation to our employees (dollars in thousands):

Selected Financial Ratios

	Nine Months Ended
	September 30,

	2004	2005

Net revenues	$861,848	$780,160
Compensation and benefits	$481,024	$436,191
Average employees	1,911	1,684
Stock-based compensation/ net revenues	6%	7%
Stock-based compensation/ compensation and benefits	11%	12%
Annualized average net stock based compensation/ employee	$21	$26

(1)	Stock-based compensation is the pre-tax expense associated with all of our employee stock-based compensation plans, including the discount on DCP deferred shares, restricted stock amortization, discounts on employee stock purchase plans and ESOP contributions.

Non-Personnel Expenses
      Non-personnel expenses were up about 10% over last year’s first nine months. The increase in non-personnel expenses is primarily the result of the firm’s contributions to the tsunami and Hurricane Katrina efforts, the cost associated with the expansion of our business platform, and higher legal and compliance costs.

Earnings before Income Taxes and Minority Interest
      Earnings before income taxes and minority interest were up $19.2 million, or 11%, to $190.0 million, compared to $170.8 million for the same prior year period. The effective tax rate was approximately 38.5% for the first nine months of 2005 compared to 37.4% for the first nine months of 2004. This increase in rates is due primarily to a reduction in the effect of minority interest holders in several LLCs, which we control but are not subject to tax, and an increase in effective state tax rates.

Minority Interest
      Minority interest was down $4.8 million, or 44%, to $6.1 million, compared to $10.9 million for the first nine months of 2004. Jefferies RTS Management LLC, or RTS, and Asymmetric Capital Management, or ACM, were de-consolidated in the second quarter of 2004 due to changes in the capital structure of ACM and changes to the rights of limited partners of RTS.

Earnings per Share
      Basic net earnings per share were $1.80 for the first nine months of 2005 on 61,434,000 shares compared to $1.68 in the 2004 period on 57,233,000 shares. Diluted net earnings per share were $1.64 for the first nine months of 2005 on 67,374,000 shares compared to $1.51 in the comparable 2004 period on 63,616,000 shares.

Liquidity and Capital Resources
      Cash or assets readily convertible into cash are as follows (in thousands of dollars):

	September 30, 2005	December 31, 2004

Cash and cash equivalents:
Cash in banks	$53,587	$105,814
Money market investments	166,782	178,297

Total cash and cash equivalents	220,369	284,111
Cash and securities segregated	671,136	553,720
Short-term bond funds	6,989	6,861
Auction rate preferreds(1)	26,847	50,365
Mortgage-backed securities(1)	15,608	27,511
Asset-backed securities(1)	33,469	21,093

	$974,418	$943,661

(1)	Items are included in Securities Owned. Items are financial instruments utilized in the Company’s overall cash management and are readily convertible to cash.
     Unsecured bank loans are typically overnight loans used to finance securities owned or clearing related balances. Unsecured bank loans were $70 million and $0 million at December 31, 2004 and September 30, 2005, respectively. Average daily bank loans for the three-month and nine-month periods ending September 30, 2005 were $4.9 million and $11.9 million, respectively.
      A substantial portion of our assets are liquid, consisting of cash or assets readily convertible into cash. The majority of securities positions (both long and short) in our trading accounts are readily marketable and actively traded. Receivables from brokers and dealers are primarily current open transactions or securities borrowed transactions, which can be settled or closed out within a few days. Receivables from customers include margin balances and amounts due on uncompleted transactions. Most of our receivables are secured by marketable securities.
      Our assets are funded by equity capital, senior debt, subordinated debt, securities loaned, customer free credit balances, bank loans and other payables. Bank loans represent temporary (usually overnight) secured and unsecured short-term borrowings, which are generally payable on demand. We have arrangements with banks for unsecured financing of $255 million. Also, we have $150 million in undrawn letter of credit commitments from various financial institutions. Secured bank loans are collateralized by a combination of customer, non-customer and firm securities. We have always been able to obtain necessary short-term borrowings in the past and believe that we will continue to be able to do so in the future. Additionally, we have $47.3 million of letters of credit outstanding (an additional $25.0 million in letters of credit were added since quarter-end), which are used in the normal course of business mostly to satisfy various collateral requirements in lieu of depositing cash or securities.
      JEFCO and Jefferies Execution are subject to the net capital requirements of the Commission and other regulators, which are designed to measure the general financial soundness and liquidity of broker-dealers. Jefferies and JEFCO Execution use the alternative method of calculation.
      As of September 30, 2005, JEFCO’s and Jefferies Execution’s net capital and excess net capital were as follows (in thousands of dollars):

	Net Capital	Excess Net Capital

JEFCO	$191,865	$170,989
Jefferies Execution	$13,570	$13,320
      During the nine months ended September 30, 2005, we purchased 1,819,586 shares of our common stock for $70.0 million mostly in connection with our stock compensation plans which allow participants to use shares to pay the exercise price of options exercised and to use shares to satisfy tax liabilities arising from the exercise of options or the vesting of restricted stock. The number above does not include unvested shares forfeited back to the Company pursuant to the terms of our stock compensation plans. We believe that we have sufficient liquidity and capital resources to make these repurchases without any material adverse effect on us.
      As of September 30, 2005, we had outstanding guarantees of $24.0 million relating to undrawn bank credit obligations of two associated investment funds in which we have an interest. Also, we have guaranteed the performance of JIL and JFP to their trading counterparties and various banks and other entities, which provide clearing and credit services to JIL and JFP. In addition, as of September 30, 2005, we had commitments to invest up to $160.0 million in various investments, including $113.0 million in Jefferies Babson Finance LLC, $33.2 million in Fund IV and 13.8 million in other investments.
Maturity Data
      At December 31, 2004, we had $775.0 million aggregate principal amount of senior notes outstanding, with fixed interest rates. We entered into a fair value hedge with no ineffectiveness using interest rate swaps in order to convert $200.0 million aggregate principal amount of unsecured 7 3/4% senior notes due March 15, 2012 into floating rates based upon LIBOR. The effective interest rate on the $200.0 million aggregate principal amount of unsecured 7 3/4% senior notes, after giving effect to the swaps, is 4.65%. The fair value of the mark to market of the swaps was positive $22.2 million as of December 31, 2004, which was recorded as an increase in the book value of the debt and an increase in other assets.
      The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, exchange rates and price movements. For debt obligations, the table presents principal cash flows with expected maturity dates. For interest rate swaps, foreign exchange forward contracts, futures contracts, commodities related swaps and option contracts, the table presents notional amounts with expected maturity dates.

	Expected Maturity Date

	2005	2006	2007	2008	2009	After 2009	Total	Fair Value

	(dollars in thousands)
Interest rate sensitivity
7.75% Senior Notes	—	—	—	—	—	$325,000	$325,000	$354,250
7.5% Senior Notes	—	—	$100,000	—	—	—	$100,000	$114,500
5.5% Senior Notes	—	—	—	—	—	$350,000	$350,000	$350,000
Interest rate swaps	—	—	—	—	—	$200,000	$200,000	$22,209
Exchange rate sensitivity
Foreign exchange forwards, net	$24,618	—	—	—	—	—	$24,618	$(27)
Price sensitivity
Futures contracts, net purchases	$786,146	—	—	—	—	—	$786,146	$(9,901)
Commodities related swaps, net sales	$586,698	—	—	—	—	—	$586,698	$(16,966)
Option contracts
Purchase	$652,571	—	—	—	—	—	$652,571	$22,775
Sale	$789,565	—	—	—	—	—	$789,565	$(18,044)
Recent Accounting Developments
      In December 2004, the FASB issued a revision to FASB No. 123, FASB No. 123R, “Share-Based Payments.” FASB No. 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods and services. FASB No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. On April 14, 2005, the U.S. Securities and Exchange Commission (SEC) announced new rules that require companies to implement FASB No. 123R by the start of their fiscal year beginning after June 15, 2005. Among other requirements, FASB No. 123R generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees.
DESCRIPTION OF THE DEBENTURES
General
      The following description of the debentures we are offering supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. We refer you to that description.
      We will issue the debentures under an indenture dated as of March 12, 2002 between us and The Bank of New York, as trustee, as supplemented by a first supplemental indenture, dated as of July 15, 2003. We have normal banking relationships with The Bank of New York. BNY Capital Markets, Inc. is a co-manager of this offering.
      We do not currently intend to list the debentures on any securities exchange or to seek approval for their quotation through any automated quotation system. We cannot assure you that an active public market for the debentures will develop. The absence of an active public trading market could have an adverse effect on the liquidity and value of the debentures.
      We may from time to time, without giving notice to or seeking the consent of the holders of the debentures, issue additional debentures having the same ranking and the same interest rate, maturity and other terms as the debentures, except for the issue price and the issue date. Any additional debentures having such similar terms, together with the debentures offered hereby, will constitute a single series of senior debentures under the indenture.
Principal, Maturity and Interest
      The initial aggregate principal amount of the debentures is                     . Each debenture will mature on                     , 2036 and will bear interest at the rate per annum shown on the cover page of this prospectus supplement. Interest on the debentures will accrue from the date of original issuance, or from the most recent interest payment date to which interest has been paid or provided for. We will pay interest on the debentures on                     and                     of each year, commencing                     , 2006 to holders of record at the close of business on the immediately preceding and                     , respectively.
      Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months. Interest on the debentures will be paid by check mailed to the persons in whose names the debentures are registered at the close of business on the applicable record date or, at our option, by wire transfer to accounts maintained by such persons with a bank located in the United States. The principal of the debentures will be paid upon surrender of the debentures at the corporate trust office of the trustee. For so long as the debentures are represented by global debentures, we will make payments of interest by wire transfer to The Depository Trust Company (DTC) or its nominee, as the case may be, which will distribute payments to beneficial holders in accordance with its customary procedures. We will not pay additional amounts for taxes, as described in “Description of Debt Securities — Payment of Additional Amounts.”
      The debentures are not entitled to any sinking fund. The provisions of the indenture described in the accompanying prospectus under “Description of Debt Securities — Defeasance” will apply to the debentures.
Ranking
      The debentures will be senior unsecured obligations, ranking equally with all of our existing and future senior indebtedness and senior to any future subordinated indebtedness.

Optional Redemption
      The debentures will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the debentures to be redeemed; or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any such portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus basis points, plus, in each case, accrued interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on debentures that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the debentures and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date.
      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of the debentures to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures or portions thereof called for redemption. If less than all of the debentures are to be redeemed, the debentures to be redeemed shall be selected by the Trustee by a method the Trustee deems appropriate.
Covenants
      Limitations on Liens. The indenture provides that we will not, and will not permit any material subsidiary to, incur, issue, assume or guarantee any indebtedness for borrowed money if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of common stock of any material subsidiary, without providing that each series of senior debt securities and, at our option, any other indebtedness ranking equally and ratably with such indebtedness, is secured equally and ratably with (or prior to) such other secured indebtedness. The indenture defines material subsidiary to be any subsidiary that represents 5% or more of our consolidated net worth as of the date of determination.
      Limitations on Transactions with Affiliates. The indenture provides that we will not, and will not permit any subsidiary to, sell, lease, transfer or otherwise dispose of any of our or its properties or assets to, or purchase any property or asset from, or enter into any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate of ours unless:

•	the transaction with the affiliate is made on terms no less favorable to us or the subsidiary than those that would have been obtained in a comparable transaction with an unrelated person; and

•	in the case of any affiliate transaction involving consideration in excess of $25 million in any fiscal year, we deliver to the trustee a certificate to the effect that our board of directors has determined that the transaction complies with the requirements described in the above bullet point and that the transaction has been approved by a majority of the disinterested members of our board of directors.
      This covenant will not apply to any employment agreement entered into in the ordinary course of business and consistent with past practices, to any transaction between or among us and our subsidiaries or to transactions entered into prior to the date the debentures are issued.
      Limitations on Mergers and Sales of Assets. The indenture provides that we will not merge or consolidate or transfer or lease our assets substantially as an entirety, and another person may not transfer or lease its assets substantially as an entirety to us, unless:

•	either (1) we are the continuing corporation, or (2) the successor corporation, if other than us, is a U.S. corporation and expressly assumes by supplemental indenture the obligations evidenced by the securities issued pursuant to the indenture; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture.
      In the event of any transaction described in and complying with the conditions listed in this covenant in which we are not the continuing entity, the successor person formed or remaining or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of us, and we would be discharged from all obligations and covenants under the indenture and the notes.
Book-Entry, Delivery and Form
      We have obtained the information in this section concerning DTC, Clearstream, Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.
      The debentures will be issued as fully-registered global debentures which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as “DTC,” and registered, at the request of DTC, in the name of Cede & Co. Beneficial interests in the global debentures will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in DTC. Investors may elect to hold their interests in the global debentures through either DTC (in the United States) or (in Europe) through Clearstream Banking S.A., or “Clearstream,” formerly Cedelbank, or through Euroclear Bank S.A./ N.V., as operator of the Euroclear System, or “Euroclear.” Investors may hold their interests in the global debentures directly if they are participants of such systems, or indirectly through organizations that are participants in these systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear. We will refer to Citibank and JPMorgan Chase Bank in these capacities as the “U.S. Depositaries.” Beneficial interests in the global debentures will be held in denominations of $5,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global debentures may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.
      Debentures represented by a global debenture can be exchanged for definitive debentures in registered form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debenture and we do not appoint a successor depositary within 90 days after receiving that notice;

•	at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days after becoming aware that DTC has ceased to be registered as a clearing agency;

•	we in our sole discretion determine that that global debenture will be exchangeable for definitive debentures in registered form and notify the trustee of our decision; or

•	an event of default with respect to the debentures represented by that global debenture has occurred and is continuing.
      A global debenture that can be exchanged as described in the preceding sentence will be exchanged for definitive debentures issued in denominations of $5,000 and integral multiples of $1,000 in excess thereof in registered form for the same aggregate amount. The definitive debentures will be registered in the names of the owners of the beneficial interests in the global debenture as directed by DTC.
      We will make principal and interest payments on all debentures represented by a global debenture to the paying agent which in turn will make payment to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the debentures represented by a global debenture for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

•	any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in a debenture represented by a global debenture;

•	any other aspect of the relationship between DTC and its participants or the relationship between those participants and the owners of beneficial interests in a global debenture held through those participants; or

•	the maintenance, supervision or review of any of DTC’s records relating to those beneficial ownership interests.
      DTC has advised us that its current practice is to credit participants’ accounts on each payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global debenture as shown on DTC’s records, upon DTC’s receipt of funds and corresponding detail information. The underwriters will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global debenture will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of those participants. Book-entry debentures may be more difficult to pledge because of the lack of a physical debenture.

DTC
      So long as DTC or its nominee is the registered owner of a global debenture, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the debentures represented by that global debenture for all purposes of the debentures. Owners of beneficial interests in the debentures will not be entitled to have debentures registered in their names, will not receive or be entitled to receive physical delivery of the debentures in definitive form and will not be considered owners or holders of debentures under the indenture. Accordingly, each person owning a beneficial interest in a global debenture must rely on the procedures of DTC and, if that person is not a DTC participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of debentures. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in a global debenture. Beneficial owners may experience delays in receiving distributions on their debentures since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.
      We understand that, under existing industry practices, if we request holders to take any action, or if an owner of a beneficial interest in a global debenture desires to take any action which a holder is entitled to take under the indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize the beneficial owners owning through such participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.
      Beneficial interests in a global debenture will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for that global debenture. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the debentures will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.
      DTC has advised us that it is a limited-purpose trust company organized under the New York banking law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934.
      DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations, some of which, and/or their representatives, own DTC. Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC’s book-entry system. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.
      DTC has advised us that the above information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Clearstream
      Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, or “Clearstream Participants,” and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Clearstream’s U.S. Participants are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.
      Distributions with respect to debentures held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear
      Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear, or “Euroclear Participants,” and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear performs various other services, including securities lending and borrowing and interacts with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V., or the “Euroclear Operator,” under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
      The Euroclear Operator is a Belgian bank. As such it is regulated by the Belgian Banking and Finance Commission.
      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we will refer to in this prospectus supplement as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.
      Distributions with respect to debentures held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.
      Euroclear has further advised us that investors that acquire, hold and transfer interests in the debentures by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the global debentures.
Global Clearance and Settlement Procedures
      Initial settlement for the debentures will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
      Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving debentures through DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.
      Because of time-zone differences, credits of debentures received through Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such debentures settled during such processing will be reported to the relevant Euroclear Participants or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of debentures by or through a Clearstream Participant or a Euroclear Participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
      Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of debentures among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
      This section describes the material United States federal income tax consequences of owning the debentures we are offering. It applies only to a holder that acquires debentures in the initial offering at the offering price listed on the cover page hereof and that holds its debentures as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank or other financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns debentures that are a hedge or that are hedged against interest rate risks;

•	a person that owns debentures as part of a straddle or conversion transaction for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or

•	a United States alien holder (as defined below) that holds the debentures in connection with a United States trade or business.
      This section is based on the Code, its legislative history, existing and proposed Treasury regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion does not address any tax consequences arising under any state, local or foreign law.
      If a partnership or an entity treated as a partnership holds the debentures, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership or an entity treated as a partnership holding the debentures should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the debentures.

      The discussion in this section is based in part on our determination that there is no more than a remote likelihood that we would exercise our right to redeem the debentures in circumstances where the amount that we would have to pay in redemption was based on the sum of the present values of the remaining scheduled payments of interest and principal on the debentures and that there is more than a remote likelihood that we will exercise our right to redeem the debentures in circumstances where the amount that we would have to pay would equal 100% of the principal amount of the debentures, plus accrued interest thereon to the date of redemption. Our determination that there is no more than a remote likelihood that we would redeem the notes in circumstances where the amount we would have to pay in redemption is based on the present values of the remaining scheduled payments of interest and principal on the debentures is binding on holders of the debentures, unless a holder discloses to the Internal Revenue Service, in the manner required by applicable Treasury regulations, that the holder is taking a different position. It is possible that the Internal Revenue Service may take a different position regarding the remoteness of the likelihood of redemptions, in which case, if the position of the Internal Revenue Service were sustained, the timing, amount and character of income recognized with respect to a debenture may be substantially different than described herein, and a holder may be required to recognize income significantly in excess of payments received and may be required to treat as interest income all or a portion of any gain recognized on a disposition of a debenture. This discussion assumes that the Internal Revenue Service will not take a different position, or, if it takes a different position, that such position will not be sustained. Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to the likelihood of redemption.
      Holders considering the purchase of debentures should consult their own tax advisors concerning the consequences of purchasing, owning and disposing of these debentures in their particular circumstances under the Code and the laws of any other taxing jurisdiction.
United States Holders
      This subsection describes the tax consequences to a United States holder. A holder is a United States holder if that holder is a beneficial owner of a debenture and is or is treated for United States federal income tax purposes as:

•	a citizen or resident of the United States;

•	a domestic corporation or an entity treated as a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.
      Holders that are not United States holders should refer to “— United States Alien Holders” below.
      Payments of Interest. We expect that the first price at which a substantial amount of the debentures is sold to persons (other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) will equal the stated principal amount of the debentures or an amount which is at a de minimis discount thereto. If that is the case, stated interest payments on the debentures generally will be taxable as ordinary income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for United States federal income tax purposes.
      Purchase, Sale and Retirement of the Debentures. A holder’s tax basis in a debenture will generally be the cost of the debenture. A holder generally will recognize capital gain or loss on the sale, retirement or other taxable disposition of a debenture equal to the difference between the amount realized on the sale, retirement or other taxable disposition and the holder’s tax basis in the debenture. A holder will recognize capital gain or loss at the time of such sale, retirement or other taxable disposition, except that proceeds attributable to accrued but unpaid interest will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. Capital gain of a noncorporate United States holder that is recognized in a taxable year beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations.
United States Alien Holders
      This subsection describes the tax consequences to a United States alien holder. A holder is a United States alien holder if that holder is the beneficial owner of a debenture and is, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or other foreign entity treated as a corporation for United States federal income tax purposes, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debenture.
This subsection does not apply to a United States holder.
      Under United States federal income tax law, and subject to the discussion of backup withholding below, if a holder is a United States alien holder of a debenture, we and other United States paying agents (collectively referred to as “U.S. Payors”) generally will not be required to deduct a 30% United States withholding tax from payments on the debentures to the holder if, in the case of payments of interest:

(a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company that are entitled to vote;

(b) the holder is not a controlled foreign corporation that is related to the Company through stock ownership; and

(c) the U.S. Payor does not have actual knowledge or reason to know that the holder is a United States person and:

(i) the holder has furnished to the U.S. Payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person;

(ii) the U.S. Payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

(A) a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

(B) a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service); or

(C) a U.S. branch of a non-United States bank or of a non-United States insurance company, that has agreed to be treated as a United States person for withholding purposes,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the debentures in accordance with U.S. Treasury regulations (or, in the case of a withholding foreign partnership or a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

(iii) the U.S. Payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the debentures on behalf of the United States alien holder,

(A) certifying to the U.S. Payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from the holder by it or by a similar financial institution between it and the holder, and

(B) to which is attached a copy of Internal Revenue Service Form W-8BEN or acceptable substitute form, or

(iv) the U.S. Payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments on the debentures in accordance with U.S. Treasury regulations.
      Subject to the discussion below regarding effectively connected interest, a non-United States alien holder that does not meet the conditions set forth above will be subject to United States federal withholding tax at the applicable rate (currently 30%) with respect to payments of interest, unless the United States alien holder is entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the United States alien holder’s country of residence. To claim such a reduction or exemption, a United States alien holder must generally complete an Internal Revenue Service Form W-8BEN and claim this exemption on the form. In some cases, a United States alien holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Interest Treated as Effectively Connected
      Notwithstanding the foregoing discussion and subject to the discussion below regarding backup withholding, interest on a United States alien holder’s debentures will not be subject to United States federal withholding tax, but will be includible in the income of the United States alien holder for regular United States federal income tax purposes (and, in the case of a United States alien holder that is a foreign corporation, for purposes of the 30% United States branch profits tax) if:

•	the United States alien holder is engaged in the conduct of a trade or business in the United States;

•	interest income on the United States alien holder’s debentures is effectively connected to the conduct of its trade or business in the United States (and, if a “permanent establishment” clause in a tax treaty applies, is attributable to a permanent establishment in the United States); and

•	the United States alien holder has certified to the paying agent on an Internal Revenue Service Form W-8ECI that it is exempt from withholding tax because the interest income on its debentures will be effectively connected with the conduct of its trade or business in the United States.

Sale or Other Disposition of the Debentures
      A United States alien holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, retirement or other taxable disposition of a debenture unless such gain is effectively connected with a United States trade or business of such United States alien holder, and in the case of a qualified resident of a country having an applicable income tax treaty with the United States, such gain is attributable to a U.S. permanent establishment of such United States alien holder. However, an individual United States alien holder who is present in the United States for 183 days or more in the taxable year of the disposition of a debenture and satisfies certain other conditions will be subject to United States federal income tax on any gain recognized.

Federal Estate Taxes
      Furthermore, a debenture held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote at the time of death; and

•	the income on the debenture would not have been effectively connected with a United States trade or business of the decedent at the same time.
Backup Withholding and Information Reporting
      In general, in the case of a noncorporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal, premium, if any, and interest on the debentures. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of the debentures before maturity within the United States. Additionally, backup withholding at the applicable rate (currently 28%) will apply to any payments if the holder fails to provide an accurate taxpayer identification number, or the holder is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on the holder’s federal income tax returns. In general, a holder may obtain a refund of any amounts withheld under the U.S. backup withholding rules that exceed your income tax liability by filing a timely refund claim with the Internal Revenue Service.
      In general, in the case of a United States alien holder, payments of principal, premium, if any, and interest made by us and other payors to the holder will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “— United States Alien Holders” are satisfied or the holder otherwise establishes an exemption. However, we and other payors are required to report payments of interest on the debentures on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of debentures effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that the broker does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is not a United States person; or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; or
the holder otherwise establishes an exemption.
      If a holder fails to establish an exemption and the broker does not possess adequate documentation of the holder’s status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by the holder unless the broker has actual knowledge or reason to know that the holder is a United States person.
      In general, payment of the proceeds from the sale of debentures effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by the holder in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or a reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of debentures effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.
      In addition, payment of the proceeds from the sale of debentures effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business;
unless the broker does not have actual knowledge or a reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of debentures effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.
      Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge or reason to know that the holder is a United States person. In general, a United States alien holder may obtain a refund of any amounts withheld under the U.S. backup withholding rules that exceed its income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING
      We intend to offer the debentures through the underwriters. Jefferies & Company, Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of this offering. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the debentures listed opposite their names below.

Underwriters	Principal Amount

Jefferies & Company, Inc.	$
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
BNY Capital Markets, Inc.
Keefe, Bruyette & Woods, Inc.
Wachovia Capital Markets, LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
SG Americas Securities, LLC

Total	$

      The underwriters have agreed to purchase all of the debentures sold pursuant to the purchase agreement if any of these debentures are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the debentures, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The underwriters have advised us that they propose initially to offer the debentures to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a commission not in excess of      % of the principal amount of the debentures. The underwriters may allow, and the dealers may reallow, a discount not in excess of      % of the principal amount of the debentures to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
      The expenses of the offering, not including the underwriting discount, are estimated to be $600,000 and are payable by us.
New Issue of Securities
      The debentures are a new issue of securities with no established trading market. We do not intend to apply for listing of the debentures on any national securities exchange or for quotation of the debentures on any automated dealer quotation system. We have been advised by Citigroup and Merrill Lynch that they presently intend to make a market in the debentures after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for debentures or that an active public market for the debentures will develop. If an active public trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.
NASD Regulation
      JEFCO, our broker-dealer subsidiary, is a member of the NASD and will participate in the distribution of the debentures. Accordingly, the offering will be conducted in accordance with Conduct Rule 2720 of the NASD. The underwriters will not confirm sales of the debentures to any account over which they exercise discretionary authority without the prior written specific approval of the customer.
Price Stabilization and Short Positions
      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures. If the underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing debentures in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the debentures. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
      The underwriters and certain of their affiliates have performed investment banking, advisory and general financing services for us from time to time for which they have received customary fees and expenses. The underwriters and certain of their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. The Bank of New York, an affiliate of BNY Capital Markets, Inc., will be a trustee in respect of the debentures offered by this prospectus and currently acts as trustee of our 7.5% Senior Notes due 2007, our 7.75% Senior Notes due 2012 and our 5.5% Senior Notes due 2016.
LEGAL MATTERS
      The validity of the debentures has been passed on for us by Morgan, Lewis & Bockius LLP, New York, New York. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering. Certain partners of Morgan, Lewis & Bockius LLP hold shares of our common stock and have invested in funds managed by us.
WHERE YOU CAN FIND MORE INFORMATION
      As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005, filed on April 27, 2005, for the quarter ended June 30, 2005, filed on August 8, 2005, and for the quarter ended September 30, 2005, filed on October 25, 2005;

•	Current Report on Form 8-K filed on January 24, 2005;

•	Current Report on Form 8-K filed on May 19, 2005;

•	Current Report on Form 8-K filed on July 21, 2005;

•	Current Report on Form 8-K filed on July 21, 2005;

•	Current Report on Form 8-K filed on August 16, 2005;

•	Current Report on Form 8-K filed on October 6, 2005;

•	Current Report on Form 8-K filed on January 18, 2006; and

•	Registration Statement on Form 10, filed on April 20, 1999.
      All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of the completion of the offering of the securities described in this prospectus and the date our affiliates stop offering securities pursuant to this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.
      You may obtain copies of these documents, at no cost to you, from our Internet website (www.jefferies.com), or by writing or telephoning us at the following address:
Investor Relations
Jefferies Group, Inc.
520 Madison Avenue
12th Floor
New York, New York 10022
(212) 284-2550

PROSPECTUS
JEFFERIES GROUP, INC.
MAY OFFER —
Debt Securities
Warrants
Preferred Stock
Depositary Shares
Purchase Contracts
Units
Common Stock

        The securities may be offered in one or more series, in amounts, at prices and on terms to be determined at the time of the offering.
      We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
      Jefferies Group, Inc. may use this prospectus in the initial sale of these securities. In addition, Jefferies & Company, Inc. or any other affiliate of Jefferies Group, Inc. may use this prospectus in a market-making transaction in any of these securities after its initial sale. UNLESS JEFFERIES GROUP, INC. OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS IS BEING USED IN A MARKET-MAKING TRANSACTION.
December 14, 2005

EXPLANATORY NOTE
      The prospectus contained herein relates to all of the following:

•	the initial offering of debt securities, warrants, preferred stock, depositary shares, purchase contracts, units and common stock issuable by Jefferies Group, Inc.;

•	the offering of such securities by the holders thereof; and

•	market-making transactions that may occur on a continuous or delayed basis in the securities described above, after they are initially offered and sold.
      When the prospectus is delivered to an investor in the initial or a secondary offering described above, the investor will be informed of that fact in the confirmation of sale or in a prospectus supplement. When the prospectus is delivered to an investor who is not so informed, it is delivered in a market-making transaction.
      To the extent required, the information in the prospectus, including financial information, will be updated at the time of each offering. Upon each such offering, a prospectus supplement to the base prospectus will be filed.

      You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, the prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

WHERE YOU CAN FIND MORE INFORMATION
      As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Securities and Exchange Commission. This prospectus is a part of that registration statement, which includes additional information.
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005, filed on April 27, 2005, for the quarter ended June 30, 2005, filed on August 8, 2005, and for the quarter ended September 30, 2005, filed on October 25, 2005;

•	Current Report on Form 8-K filed on January 24, 2005;

•	Current Report on Form 8-K filed on May 19, 2005;

•	Current Report on Form 8-K filed on July 21, 2005;

•	Current Report on Form 8-K filed on July 21, 2005;

•	Current Report on Form 8-K filed on August 16, 2005;

•	Current Report on Form 8-K filed on October 6, 2005; and

•	Registration Statement on Form 10, filed on April 20, 1999.
      All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of the completion of the offering of the securities described in this prospectus and the date our affiliates stop offering securities pursuant to this prospectus shall be incorporated by reference in this prospectus from the date of filing of such documents.
      You may obtain copies of these documents, at no cost to you, from our Internet website (www.jefferies.com), or by writing or telephoning us at the following address:
Investor Relations
Jefferies Group, Inc.
520 Madison Avenue
12th Floor
New York, New York 10022
(212) 284-2550

JEFFERIES GROUP, INC.
      Jefferies Group, Inc. and its subsidiaries operate as a full-service investment bank and institutional securities firm focused on growing and mid-sized companies and their investors. We offer capital raising, mergers and acquisitions, restructuring and other financial advisory services to small and mid-sized companies and provide trade execution in equity, high yield, investment grade fixed income, convertible and international securities, as well as fundamental research and asset management capabilities, to institutional investors. We also offer correspondent clearing, prime brokerage, private client and securities lending services.
      As of September 30, 2005, we had 2,021 employees. We maintain offices throughout the world and have our executive offices in New York, New York.
DESCRIPTION OF SECURITIES WE MAY OFFER
Debt Securities
      Please note that in this section entitled Debt Securities, references to Jefferies, we, us, ours or our refer only to Jefferies Group, Inc. and not to its consolidated subsidiaries. Also, in this section, references to holders mean those who own debt securities registered in their own names, on the books that Jefferies or the trustee maintains for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries. Owners of beneficial interests in the debt securities should read the section below entitled Book-Entry Procedures and Settlement.

General
      The debt securities offered by this prospectus will be our unsecured obligations and will be either senior or subordinated debt. We will issue senior debt under a senior debt indenture, and we will issue subordinated debt under a subordinated debt indenture. We sometimes refer to the senior debt indenture and the subordinated debt indenture individually as an indenture and collectively as the indentures. The indentures have been filed with the SEC and are exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of the indentures by following the directions outlined in “Where You Can Find More Information”, or by contacting the applicable indenture trustee.
      A form of each debt security, reflecting the particular terms and provisions of a series of offered debt securities, has been filed with the SEC or will be filed with the SEC at the time of the offering as exhibits to the registration statement of which this prospectus forms a part.
      The following briefly summarizes the material provisions of the indentures and the debt securities, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in an accompanying prospectus supplement. So that you may easily locate the more detailed provisions, the numbers in parentheses below refer to sections in the applicable indenture or, if no indenture is specified, to sections in each of the indentures. Wherever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated into this prospectus by reference, and the statement in this prospectus is qualified by that reference.
      Unless otherwise provided for a particular issuance in an accompanying prospectus supplement, the trustee under each of the senior debt indenture and the subordinated debt indenture will be The Bank of New York.
      The indentures provide that our unsecured senior or subordinated debt securities may be issued in one or more series, with different terms, in each case as we authorize from time to time. We also have the right to reopen a previous issue of a series of debt securities by issuing additional debt securities of such series.

Types of Debt Securities
      We may issue fixed or floating rate debt securities.
      Fixed rate debt securities will bear interest at a fixed rate described in the prospectus supplement. This type includes zero coupon debt securities, which bear no interest and are often issued at a price lower than the principal amount. Material federal income tax consequences and other special considerations applicable to any debt securities issued at a discount will be described in the applicable prospectus supplement.
      Upon the request of the holder of any floating rate debt security, the calculation agent will provide the interest rate then in effect for that debt security, and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.
      All percentages resulting from any interest rate calculation relating to a debt security will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point. All amounts used in or resulting from any calculation relating to a debt security will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.
      In determining the base rate that applies to a floating rate debt security during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the prospectus supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer or agent participating in the distribution of the relevant floating rate debt securities and its affiliates, and they may include affiliates of Jefferies.

Information in the Prospectus Supplement
      The prospectus supplement for any offered series of debt securities will describe the following terms, as applicable:

•	the title;

•	whether the debt is senior or subordinated;

•	the total principal amount offered;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates;

•	whether the debt securities are fixed rate debt securities or floating rate debt securities;

•	if the debt securities are fixed rate debt securities, the yearly rate at which the debt security will bear interest, if any, and the interest payment dates;

•	if the debt security is an original issue discount debt security, the yield to maturity;

•	if the debt securities are floating rate debt securities, the interest rate basis; any applicable index currency or maturity, spread or spread multiplier or initial, maximum or minimum rate; the interest reset, determination, calculation and payment dates; and the day count used to calculate interest payments for any period;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment dates and any related record dates;

•	if other than in U.S. Dollars, the currency or currency unit in which payment will be made;

•	any provisions for the payment of additional amounts for taxes;

•	the denominations in which the currency or currency unit of the securities will be issuable if other than denominations of $1,000 and integral multiples thereof;

•	the terms and conditions on which the debt securities may be redeemed at the option of Jefferies;

•	any obligation of Jefferies to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

•	the names and duties of any co-trustees, depositaries, authenticating agents, calculation agents, paying agents, transfer agents or registrars for the debt securities;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities; and

•	any other specific terms of the debt securities.
      The terms on which a series of debt securities may be convertible into or exchangeable for other securities of Jefferies or any other entity will be set forth in the prospectus supplement relating to such series. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. The terms may include provisions pursuant to which the number of other securities to be received by the holders of such series of debt securities may be adjusted.
      We will issue the debt securities only in registered form. As currently anticipated, debt securities of a series will trade in book-entry form, and global notes will be issued in physical (paper) form, as described below under Book-Entry Procedures and Settlement. Unless otherwise provided in the accompanying prospectus supplement, we will issue debt securities denominated in U.S. Dollars and only in denominations of $1,000 and integral multiples thereof.
      The prospectus supplement relating to offered securities denominated in a foreign or composite currency will specify the denomination of the offered securities.
      The debt securities may be presented for exchange, and debt securities other than a global security may be presented for registration of transfer, at the principal corporate trust office of The Bank of New York in New York City. Holders will not have to pay any service charge for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer (Section 3.05).
      Market-Making Transactions. If you purchase your debt security — or any of our other securities we describe in this prospectus — in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which Jefferies & Company, Inc. or one of our affiliates resells a security that it has previously acquired from another holder. A market-making transaction in a particular security occurs after the original issuance and sale of the security.

Payment and Paying Agents
      Distributions on the debt securities other than those represented by global notes will be made in the designated currency against surrender of the debt securities at the principal corporate trust office of The Bank of New York in New York City. Payment will be made to the registered holder at the close of business on the record date for such payment. Interest payments will be made at the principal corporate trust office of The Bank of New York in New York City, or by a check mailed to the holder at his registered address. Payments in any other manner will be specified in the prospectus supplement.

Calculation Agents
      Calculations relating to floating rate debt securities and indexed debt securities will be made by the calculation agent, an institution that we appoint as our agent for this purpose. We may appoint one of our affiliates as calculation agent. We may appoint a different institution to serve as calculation agent from time to time after the original issue date of the debt security without your consent and without notifying you of the change. The initial calculation agent will be identified in the prospectus supplement.

Senior Debt
      We will issue senior debt securities under the senior debt indenture. Senior debt will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt
      We will issue subordinated debt securities under the subordinated debt indenture. Subordinated debt will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt.
      If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.
      If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.
      Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.
      Senior debt means:

•	the principal, premium, if any, and interest in respect of indebtedness of Jefferies for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities;

•	all capitalized lease obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;
      but senior debt does not include:

•	subordinated debt securities;

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, subordinated debt securities; and

•	indebtedness that is subordinated to a senior debt obligation of ours specified above.
      The effect of this last provision is that we may not issue, assume or guarantee any indebtedness for money borrowed which is junior to the senior debt securities and senior to the subordinated debt securities.

Covenants
      Limitations on Liens. The senior indenture provides that we will not, and will not permit any designated subsidiary to, incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on, or security interest in any shares of common stock of any designated subsidiary, without providing that each series of senior debt securities and, at our option, any other indebtedness ranking equally and ratably with such indebtedness, is secured equally and ratably with (or prior to) such other secured indebtedness (Section 10.08).

      Limitations on Transactions with Affiliates. The senior indenture provides that we will not, and will not permit any subsidiary to, sell, lease, transfer or otherwise dispose of any of our or its properties or assets to, or purchase any property or asset from, or enter into any transaction, contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any affiliate of ours unless:

•	the transaction with the affiliate is made on terms no less favorable to us or the subsidiary than those that would have been obtained in a comparable transaction with an unrelated person; and

•	in the case of any affiliate transaction involving consideration in excess of $25 million in any fiscal year, we deliver to the trustee a certificate to the effect that our board of directors has determined that the transaction complies with the requirements described in the above bullet point and that the transaction has been approved by a majority of the disinterested members of our board of directors.
      This covenant will not apply to any employment agreement entered into in the ordinary course of business and consistent with past practices, to any transaction between or among us and our subsidiaries or to transactions entered into prior to the date the notes are issued.
      Limitations on Mergers and Sales of Assets. The indentures provide that we will not merge or consolidate or transfer or lease our assets substantially as an entirety, and another person may not transfer or lease its assets substantially as an entirety to us, unless:

•	either (1) we are the continuing corporation, or (2) the successor corporation, if other than us, is a U.S. corporation and expressly assumes by supplemental indenture the obligations evidenced by the securities issued pursuant to the indenture; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture (Section 8.01).
      Other than the restrictions described above, the indentures do not contain any covenants or provisions that would protect holders of the debt securities in the event of a highly leveraged transaction.

Modification of the Indentures
      Under the indentures, we and the relevant trustee can enter into supplemental indentures to establish the form and terms of any new series of debt securities without obtaining the consent of any holder of debt securities (Section 9.01).
      We and the trustee may, with the consent of the holders of at least a majority in aggregate principal amount of the debt securities of a series, modify the applicable indenture or the rights of the holders of the securities of such series.
      No such modification may, without the consent of each holder of an affected security:

•	extend the fixed maturity of any such securities;

•	reduce the rate or change the time of payment of interest on such securities;

•	reduce the principal amount of such securities or the premium, if any, on such securities;

•	change any obligation of ours to pay additional amounts;

•	reduce the amount of the principal payable on acceleration of any securities issued originally at a discount;

•	adversely affect the right of repayment or repurchase at the option of the holder;

•	reduce or postpone any sinking fund or similar provision;

•	change the currency or currency unit in which any such securities are payable or the right of selection thereof;

•	impair the right to sue for the enforcement of any such payment on or after the maturity of such securities;

•	reduce the percentage of securities referred to above whose holders need to consent to the modification or a waiver without the consent of such holders; or

•	change any obligation of ours to maintain an office or agency (Section 9.02).

Defaults
      Each indenture provides that events of default regarding any series of debt securities will be:

•	our failure to pay required interest on any debt security of such series for 30 days;

•	our failure to pay principal or premium, if any, on any debt security of such series when due;

•	our failure to make any required scheduled installment payment for 30 days on debt securities of such series;

•	our failure to perform for 90 days after notice any other covenant in the relevant indenture other than a covenant included in the relevant indenture solely for the benefit of a series of debt securities other than such series;

•	our failure to pay beyond any applicable grace period, or the acceleration of, indebtedness in excess of $10,000,000; and

•	certain events of bankruptcy or insolvency, whether voluntary or not (Section 5.01).
      If an event of default regarding debt securities of any series issued under the indentures should occur and be continuing, either the trustee or the holders of 25% in the principal amount of outstanding debt securities of such series may declare each debt security of that series due and payable (Section 5.02). We are required to file annually with the trustee a statement of an officer as to the fulfillment by us of our obligations under the indenture during the preceding year (Section 10.05).
      No event of default regarding one series of debt securities issued under an indenture is necessarily an event of default regarding any other series of debt securities.
      Holders of a majority in principal amount of the outstanding debt securities of any series will be entitled to control certain actions of the trustee under the indentures and to waive past defaults regarding such series (Sections 5.12 and 5.13). The trustee generally cannot be required by any of the holders of debt securities to take any action, unless one or more of such holders shall have provided to the trustee reasonable security or indemnity (Section 6.02).
      If an event of default occurs and is continuing regarding a series of debt securities, the trustee may use any sums that it holds under the relevant indenture for its own reasonable compensation and expenses incurred prior to paying the holders of debt securities of such series (Section 5.06).
      Before any holder of any series of debt securities may institute action for any remedy, except payment on such holder’s debt security when due, the holders of not less than 25% in principal amount of the debt securities of that series outstanding must request the trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action (Sections 5.07 and 5.08).

Defeasance
      Except as may otherwise be set forth in an accompanying prospectus supplement, after we have deposited with the trustee, cash or government securities, in trust for the benefit of the holders sufficient to pay the principal of, premium, if any, and interest on the debt securities of such series when due, and satisfied certain other conditions, including receipt of an opinion of counsel that holders will not recognize taxable gain or loss for federal income tax purposes, then:

•	we will be deemed to have paid and satisfied our obligations on all outstanding debt securities of such series, which is known as defeasance and discharge (Section 14.02); or

•	we will cease to be under any obligation, other than to pay when due the principal of, premium, if any, and interest on such debt securities, relating to the debt securities of such series, which is known as covenant defeasance (Section 14.03).
      When there is a defeasance and discharge, the applicable indenture will no longer govern the debt securities of such series, we will no longer be liable for payments required by the terms of the debt securities of such series and the holders of such debt securities will be entitled only to the deposited funds. When there is a covenant defeasance, however, we will continue to be obligated to make payments when due if the deposited funds are not sufficient.

Payment of Additional Amounts
      If so noted in the applicable prospectus supplement for a particular issuance, we will pay to the holder of any debt security who is a United States Alien (as defined below) such additional amounts as may be necessary so that every net payment of principal of and interest on the debt security, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any taxing authority thereof or therein, will not be less than the amount provided in such debt security to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

•	any tax, assessment or other governmental charge that would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor), being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in trade or business or present in the United States or having or having had a permanent establishment in the United States;

•	any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of the debt security for payment on a date more than 10 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed by reason of such holder’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

•	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of, or interest on, such debt security;

•	any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any debt security if such payment can be made without withholding by any other paying agent;

•	any tax, assessment or other governmental charge that is imposed by reason of a holder’s present or former status as (i) the actual or constructive owner of 10% or more of the total combined voting power of our stock, as determined for purposed of Section 871(h)(3)(B) of the Internal Revenue

Code of 1986, as amended (the “Code”), (or any successor provision) or (ii) a controlled foreign corporation that is related to us, as determined for purposes of Section 881(c)(3)(C) of the Code (or any successor provision);

•	any tax, assessment or other governmental charge imposed on interest received by (1) a 10% shareholder of ours (as defined in Section 871(h)(3)(B) of the Internal Revenue Code of 1986, as amended and the regulations that may be promulgated thereunder), or (2) a controlled foreign corporation with respect to us within the meaning of the Code; or

•	any combinations of items identified in the bullet points above.

      In addition, we will not be required to pay any additional amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such debt security to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to the payment of such additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of the debt security.
      The term United States Alien means any corporation, partnership, individual or fiduciary that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a nonresident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purpose, a foreign corporation, a nonresident alien individual or a nonresident fiduciary of a foreign estate or trust.

Redemption upon a Tax Event
      If so noted in the applicable prospectus supplement for a particular issuance, we may redeem the debt securities in whole, but not in part, on not more than 60 days’ and not less than 30 days’ notice, at a redemption price equal to 100% of their principal amount, plus all accrued but unpaid interest through the redemption date if we determine that as a result of a change in tax law (as defined below):

•	we have or will become obligated to pay additional amounts as described under the heading “Payment of Additional Amounts”; or

•	there is a substantial possibility that we will be required to pay such additional amounts.
      A change in tax law that would trigger the provisions of the preceding paragraph is any change in or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in the laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of the laws, treaties, regulations or rulings (including a holding by a court of competent jurisdiction in the United States) or any other action (other than an action predicated on law generally known on or before the date of the applicable prospectus supplement for the particular issuance of debt securities to which this section applies except for proposals before the Congress prior to that date) taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of the action, whether or not the action or proposal was taken or made with respect to us.
      Prior to the publication of any notice of redemption, we shall deliver to the Trustee an officers’ certificate stating that we are entitled to effect the aforementioned redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred, and an opinion of counsel to such effect based on such statement of facts.

Governing Law
      Unless otherwise stated in the prospectus supplement, the debt securities and the indentures will be governed by New York law.

Concerning the Trustee under the Indentures
      We have and may continue to have banking and other business relationships with The Bank of New York, or any subsequent trustee, in the ordinary course of business.
Warrants
      Please note that in this section entitled Warrants, references to Jefferies, we, us, ours or our refer only to Jefferies Group, Inc. and not to its consolidated subsidiaries. Also, in this section, references to holders mean those who own warrants registered in their own names, on the books that Jefferies or its agent maintains for this purpose, and not those who own beneficial interests in warrants registered in street name or in warrants issued in book-entry form through one or more depositaries. Owners of beneficial interests in the warrants should read the section below entitled Book-Entry Procedures and Settlement.

General
      We may offer warrants separately or together with our debt or equity securities.
      We may issue warrants in such amounts or in as many distinct series as we wish. This section summarizes terms of the warrants that apply generally to all series. Most of the financial and other specific terms of your warrant will be described in the prospectus supplement. Those terms may vary from the terms described here.
      The warrants of a series will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies, as warrant agent, as set forth in the prospectus supplement. A form of each warrant agreement, including a form of warrant certificate representing each warrant, reflecting the particular terms and provisions of a series of offered warrants, will be filed with the SEC at the time of the offering and incorporated by reference in the registration statement of which this prospectus forms a part. You can obtain a copy of any form of warrant agreement when it has been filed by following the directions outlined in “Where You Can Find More Information” or by contacting the applicable warrant agent.
      The following briefly summarizes the material provisions of the warrant agreements and the warrants. As you read this section, please remember that the specific terms of your warrant as described in the prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. You should read carefully the prospectus supplement and the more detailed provisions of the warrant agreement and the warrant certificate, including the defined terms, for provisions that may be important to you. If there are differences between the prospectus supplement and this prospectus, the prospectus supplement will control. Thus, the statements made in this section may not apply to your warrant.

Types of Warrants
      We may issue debt warrants or equity warrants. A debt warrant is a warrant for the purchase of our debt securities on terms to be determined at the time of sale. An equity warrant is a warrant for the purchase or sale of our equity securities. We may also issue warrants for the purchase or sale of, or whose cash value is determined by reference to the performance, level or value of, one or more of the following: securities of one or more issuers, including those issued by us and described in this prospectus or debt or equity securities issued by third parties; a currency or currencies; a commodity or commodities; and other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstances, or one or more indices or baskets of these items.

Information in the Prospectus Supplement
      The prospectus supplement will contain, where applicable, the following information about the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•	the currency or currency unit with which the warrants may be purchased and in which any payments due to or from the holder upon exercise must be made;

•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;

•	whether the exercise price may be paid in cash, by the exchange of warrants or other securities or both, and the method of exercising the warrants;

•	whether the warrants will be settled by delivery of the underlying securities or other property or in cash;

•	whether and under what circumstances we may cancel the warrants prior to their expiration date, in which case the holders will be entitled to receive only the applicable cancellation amount, which may be either a fixed amount or an amount that varies during the term of the warrants in accordance with a schedule or formula;

•	whether the warrants will be issued in global or non-global form, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any debt security or purchase contract included in that unit;

•	the identities of the warrant agent, any depositaries and any paying, transfer, calculation or other agents for the warrants;

•	any securities exchange or quotation system on which the warrants or any securities deliverable upon exercise of the warrants may be listed;

•	whether the warrants are to be sold separately or with other securities, as part of units or otherwise, and if the warrants are to be sold with the securities of another company or other companies, certain information regarding such company or companies; and

•	any other terms of the warrants.
      If warrants are issued as part of a unit, the prospectus supplement will specify whether the warrants will be separable from the other securities in the unit before the warrants’ expiration date.
      No holder of a warrant will, as such, have any rights of a holder of the debt securities, equity securities or other warrant property purchasable under or in the warrant, including any right to receive payment thereunder.
      Our affiliates may resell our warrants in market-making transactions after their initial issuance. We discuss these transactions above under “Debt Securities — Information in the Prospectus Supplement — Market-Making Transactions.”

Additional Information in the Prospectus Supplement for Debt Warrants
      In the case of debt warrants, the prospectus supplement will contain, where appropriate, the following additional information:

•	the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the debt warrants; and

•	the designation, terms and amount of debt securities, if any, to be issued together with each of the debt warrants and the date, if any, after which the debt warrants and debt securities will be separately transferable.

No Limit on Issuance of Warrants
      The warrant agreements will not limit the number of warrants or other securities that we may issue.

Modifications
      We and the relevant warrant agent may, without the consent of the holders, amend each warrant agreement and the terms of each issue of warrants, for the purpose of curing any ambiguity or of correcting or supplementing any defective or inconsistent provision, or in any other manner that we may deem necessary or desirable and that will not adversely affect the interests of the holders of the outstanding unexercised warrants in any material respect.
      We and the relevant warrant agent also may, with the consent of the holders of at least a majority in number of the outstanding unexercised warrants affected, modify or amend the warrant agreement and the terms of the warrants.
      No such modification or amendment may, without the consent of each holder of an affected warrant:

•	reduce the amount receivable upon exercise, cancellation or expiration;

•	shorten the period of time during which the warrants may be exercised;

•	otherwise materially and adversely affect the exercise rights of the beneficial owners of the warrants; or

•	reduce the percentage of outstanding warrants whose holders must consent to modification or amendment of the applicable warrant agreement or the terms of the warrants.

Merger and Similar Transactions Permitted; No Restrictive Covenants or Events of Default
      The warrant agreements will not restrict our ability to merge or consolidate with, or sell our assets to, another firm or to engage in any other transactions. If at any time there is a merger or consolidation involving us or a sale or other disposition of all or substantially all of our assets, the successor or assuming company will be substituted for us, with the same effect as if it had been named in the warrant agreement and in the warrants. We will be relieved of any further obligation under the warrant agreement or warrants, and, in the event of any such merger, consolidation, sale or other disposition, we as the predecessor corporation may at any time thereafter be dissolved, wound up or liquidated.
      The warrant agreements will not include any restrictions on our ability to put liens on our assets, including our interests in our subsidiaries, nor will they provide for any events of default or remedies upon the occurrence of any events of default.

Warrant Agreements Will Not Be Qualified under Trust Indenture Act
      No warrant agreement will be qualified as an indenture, and no warrant agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of warrants issued under a warrant agreement will not have the protection of the Trust Indenture Act with respect to their warrants.

Enforceability of Rights by Beneficial Owner
      Each warrant agent will act solely as our agent in connection with the issuance and exercise of the applicable warrants and will not assume any obligation or relationship of agency or trust for or with any registered holder of or owner of a beneficial interest in any warrant. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant certificate, including any duty or responsibility to initiate any proceedings at law or otherwise or to make any demand upon us.
      Holders may, without the consent of the applicable warrant agent, enforce by appropriate legal action, on their own behalf, their right to exercise their warrants, to receive debt securities, in the case of debt warrants, and to receive payment, if any, for their warrants, in the case of universal warrants.

Governing Law
      Unless otherwise stated in the prospectus supplement, the warrants and each warrant agreement will be governed by New York law.

Preferred Stock
      As of the date of this prospectus, our authorized capital stock includes 10 million shares of preferred stock, none of which has been issued as of December 14, 2005. The following briefly summarizes the material terms of our preferred stock, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the particular terms of any series of preferred stock we offer which will be described in more detail in the prospectus supplement prepared for such series, together with the more detailed provisions of our certificate of incorporation and the certificate of designations relating to each particular series of preferred stock, for provisions that may be important to you. The certificate of designations relating to a particular series of preferred stock offered by way of an accompanying prospectus supplement will be filed with the SEC at the time of the offering and incorporated by reference in the registration statement of which this prospectus forms a part. You can obtain a copy of this document by following the directions outlined in “Where You Can Find More Information.” The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

General
      Under our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series, and to establish from time to time a series of preferred stock with the following terms specified:

•	the number of shares to be included in the series;

•	the designation, powers, preferences and rights of the shares of the series; and

•	the qualifications, limitations or restrictions of such series, except as otherwise stated in the certificate of incorporation.
      Prior to the issuance of any series of preferred stock, our board of directors will adopt resolutions creating and designating the series as a series of preferred stock and the resolutions will be filed in a certificate of designations as an amendment to the certificate of incorporation. The term board of directors includes any duly authorized committee.
      The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future, provided that the future issuances are first approved by the holders of the class(es) of preferred stock adversely affected. The board of directors may cause shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples of proper corporate purposes include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our officers, directors and employees pursuant to benefit plans or otherwise. Shares of preferred stock we issue may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors.
      The preferred stock will be, when issued, fully paid and nonassessable. Holders of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.
      We will name the transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock in the prospectus supplement relating to such series.
      Our affiliates may resell our preferred stock in market-marking transactions after its initial issuance. We discuss these transactions above under “Debt Securities — Information in the Prospectus Supplement — Market-Making Transactions.”

Rank
      Unless otherwise specified for a particular series of preferred stock in an accompanying prospectus supplement, each series will rank on an equal basis with each other series of preferred stock, and prior to the common stock, as to dividends and distributions of assets.

Dividends
      Holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books or, if applicable, the records of the depositary referred to below under Depositary Shares, on the record dates fixed by the board of directors. Dividends on any series of preferred stock may be cumulative or noncumulative.
      We may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

•	all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.
      Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for both series of preferred stock.
      Similarly, we may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other of our stock ranking junior to the preferred stock until full dividends on the preferred stock have been paid or set apart for payment for:

•	all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

•	the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

Conversion and Exchange
      The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock.

Redemption
      If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or at the option of the holder thereof and may be mandatorily redeemed.
      Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.
      Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference
      Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior relating to preferred stock in liquidation, including common stock.
      If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights
      The holders of shares of our preferred stock will have no voting rights, except:

•	as otherwise stated in the prospectus supplement;

•	as otherwise stated in the certificate of designations establishing such series; and

•	as required by applicable law.
Depositary Shares
      The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. You should read the particular terms of any depositary shares and any depositary receipts that we offer and any deposit agreement relating to a particular series of preferred stock which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered. A copy of the form of deposit agreement, including the form of depositary receipt, is an exhibit to the registration statement of which this prospectus forms a part. You can obtain copies of these documents by following the directions outlined in “Where You Can Find More Information.” You should read the more detailed provisions of the deposit agreement and the form of depositary receipt for provisions that may be important to you.

General
      We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In such event, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.
      We will deposit the shares of any series of preferred stock represented by depositary shares under a deposit agreement between us and a bank or trust company selected by us having its principal office in the United States and having a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share.
      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.
      Our affiliates may resell depositary shares in market-marking transactions after their initial issuance. We discuss these transactions above under “Debt Securities — Information in the Prospectus Supplement — Market-Making Transactions.”

Dividends and Other Distributions
      The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to such preferred stock in proportion to the number of such depositary shares owned by such holders.
      The preferred stock depositary will distribute any property other than cash received by it in respect of the preferred stock to the record holders of depositary shares entitled thereto. If the preferred stock depositary determines that it is not feasible to make such distribution, it may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

Redemption of Preferred Stock
      If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of such series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock so redeemed.
      Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method as the preferred stock depositary may decide.

Voting Deposited Preferred Stock
      Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such series of preferred stock. Each record holder of such depositary shares on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by such holder’s depositary shares. The preferred stock depositary will try to vote the amount of such series of preferred stock represented by such depositary shares in accordance with such instructions.
      We will agree to take all actions that the preferred stock depositary determines as necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will abstain from voting shares of any series of preferred stock held by it for which it does not receive specific instructions from the holders of depositary shares representing such shares.

Amendment and Termination of the Deposit Agreement
      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters any existing right of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of such depositary shares then outstanding. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipt, to consent and agree to such amendment and to be bound by the deposit agreement, which has been amended thereby. The deposit agreement may be terminated only if:

•	all outstanding depositary shares have been redeemed; or

•	a final distribution in respect of the preferred stock has been made to the holders of depositary shares in connection with our liquidation, dissolution or winding up.

Charges of Preferred Stock Depositary; Taxes and Other Governmental Charges
      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We also will pay charges of the depositary in connection with the initial deposit of preferred stock and any redemption of preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary
      The preferred stock depositary may resign at any time by delivering to us notice of its intent to do so, and we may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary and its acceptance of such appointment. Such successor preferred stock depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous
      The preferred stock depositary will forward all reports and communications from us which are delivered to the preferred stock depositary and which we are required to furnish to the holders of the deposited preferred stock.
      Neither we nor the preferred stock depositary will be liable if either is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. Our obligations and those of the preferred stock depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.
Purchase Contracts
      We may issue purchase contracts for the purchase or sale of:

•	debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the foregoing as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.
      Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.
      The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis. The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued. Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness. Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

Units
      As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, depositary shares, preferred shares, common shares or any combination of such securities. The applicable prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, depositary shares, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange or the units.
Common Stock
      Our authorized capital stock includes 500 million shares of common stock, 58,113,256 of which were issued and outstanding as of December 13, 2005. The following briefly summarizes the material terms of our common stock. You should read the more detailed provisions of our certificate of incorporation and by-laws for provisions that may be important to you. You can obtain copies of these documents by following the directions outlined in “Where You Can Find More Information.”

General
      Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by stockholders. Except as otherwise provided by law, the holders of common stock vote as one class together with holders of our preferred stock (if they have voting rights), none of which was outstanding as of December 14, 2005. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock.
      Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of our common stock. All of the outstanding shares of our common stock are fully paid and nonassessable. The transfer agent and registrar for the common stock is American Stock Transfer. The common stock is listed on the New York Stock Exchange under the symbol “JEF.”
      Our affiliates may resell our common stock after its initial issuance in market-making transactions. We discuss these transactions above under “Debt Securities — Information in the Prospectus Supplement — Market-Making Transactions.”

Delaware Law, Certificate of Incorporation and By-Law Provisions that May Have an Antitakeover Effect
      The following discussion concerns certain provisions of Delaware law and our certificate of incorporation and by-laws that may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for its shares.
      Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the business combination the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock which is not owned by the interested stockholder.
      A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.
      Certificate of Incorporation and By-Laws. Our by-laws provide that special meetings of stockholders may be called by our Secretary only at the request of a majority of our board of directors or by any person authorized by the board of directors to call a special meeting. Written notice of a special meeting stating the place, date and hour of the meeting and the purposes for which the meeting is called must be given between 10 and 60 days before the date of the meeting, and only business specified in the notice may come before the meeting. In addition, our by-laws provide that directors be elected by a plurality of votes cast at an annual meeting and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.
FORM, EXCHANGE AND TRANSFER
      We will issue securities only in registered form; no securities will be issued in bearer form. We will issue each security other than common stock in book-entry form only, unless otherwise specified in the applicable prospectus supplement. We will issue common stock in both certificated and book-entry form, unless otherwise specified in the applicable prospectus supplement. Securities in book-entry form will be represented by a global security registered in the name of a depositary, which will be the holder of all the securities represented by the global security. Those who own beneficial interests in a global security will do so through participants in the depositary’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. Only the depositary will be entitled to transfer or exchange a security in global form, since it will be the sole holder of the security. These book-entry securities are described below under Book-Entry Procedures and Settlement.
      If any securities are issued in non-global form or cease to be book-entry securities (in the circumstances described in the next section), the following will apply to them:

•	The securities will be issued in fully registered form in denominations stated in the prospectus supplement. You may exchange securities for securities of the same series in smaller denominations or combined into fewer securities of the same series of larger denominations, as long as the total amount is not changed.

•	You may exchange, transfer, present for payment or exercise securities at the office of the relevant trustee or agent indicated in the prospectus supplement. You may also replace lost, stolen, destroyed or mutilated securities at that office. We may appoint another entity to perform these functions or may perform them itself.

•	You will not be required to pay a service charge to transfer or exchange their securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange, and any replacement, will be made only if our transfer agent is satisfied with your proof of legal ownership. The transfer agent may also require an indemnity before replacing any securities.

•	If we have the right to redeem, accelerate or settle any securities before their maturity or expiration, and we exercise that right as to less than all those securities, we may block the transfer or exchange of those securities during the period beginning 15 days before the day we mail the notice of exercise and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers of or exchange any security selected for early settlement, except that we will continue to permit transfers and exchanges of the unsettled portion of any security being partially settled.

•	If fewer than all of the securities represented by a certificate that are payable or exercisable in part are presented for payment or exercise, a new certificate will be issued for the remaining amount of securities.

BOOK-ENTRY PROCEDURES AND SETTLEMENT
      Most offered securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company or DTC, a securities depository, and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.
      Purchasers of securities may only hold interests in the global notes through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary — banks, brokerage houses and other institutions that maintain securities accounts for customers — that has an account with DTC or its nominee. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner’s own securities intermediary at the bottom.
      The securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the securities will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner under the declaration. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded common stock is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to transfer book-entry securities.
      A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

•	DTC is unwilling or unable to continue as depositary for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

•	we in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

      Unless we indicate otherwise, any global security that is exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate principal amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions that it receives from its participants.
      In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the securities for distribution to participants in accordance with DTC’s procedures.
      DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under section 17A of the Securities Exchange Act of 1934. The rules applicable to DTC and its participants are on file with the SEC.
      We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.
Clearstream and Euroclear
      Links have been established among DTC, Clearstream Banking, societe anonyme, Luxembourg (Clearstream Banking SA) and Euroclear (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.
      Although DTC, Clearstream Banking SA and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.
      Clearstream Banking SA and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream Banking SA and Euroclear, as participants in DTC.
      When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream Banking SA participant or a Euroclear participant, the purchaser must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. Clearstream Banking SA or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream Banking SA or Euroclear will credit its participant’s account. Credit for the book-entry securities will appear on the next day (European time).
      Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream Banking SA or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.
      When a Clearstream Banking SA or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream Banking SA or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream Banking SA or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream Banking SA or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream Banking SA or Euroclear participant’s account would instead be valued as of the actual settlement date.

RATIO OF EARNINGS TO FIXED CHARGES
      Our consolidated ratios of earnings to fixed charges for each of the fiscal years in the five year period ended December 31, 2004 (audited) and for the nine month period ended September 30, 2005 (unaudited) are as follows:

											Nine Months
	Year Ended December 31,										Ended
											September 30,
	2000		2001		2002		2003		2004		2005

Ratio of Earnings to Fixed Charges(1)	6.9	x	7.0	x	4.5	x	5.6	x	5.6	x	5.4x

(1)	For purposes of the ratio of earnings to fixed charges, “earnings” represent pre-tax earnings plus fixed charges, and “fixed charges” represent interest expense plus the portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.
      As of December 14, 2005, we had no preferred stock outstanding.
USE OF PROCEEDS
      Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities we offer by this prospectus for general corporate purposes, which may include, among other things:

•	additions to working capital;

•	the redemption or repurchase of outstanding equity and debt securities;

•	the repayment of indebtedness; and

•	the expansions of our business through internal growth or acquisitions.
      We may raise additional funds from time to time through equity or debt financing, including borrowings under credit facilities, to finance our business and operations.
PLAN OF DISTRIBUTION
      We may offer the securities to or through underwriters or dealers, by ourselves directly, through agents, or through a combination of any of these methods of sale. Any such underwriters, dealers or agents may include our affiliates. The details of any such offering will be set forth in the any prospectus supplement relating to the offering.
      Jefferies & Company, Inc., our broker-dealer subsidiary, is a member of the National Association of Securities Dealers, Inc. and may participate in distributions of the offered securities. Accordingly, offerings of offered securities in which Jefferies & Company, Inc. participates will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the NASD. Furthermore, any underwriters offering the offered securities will not confirm sales to any accounts over which they exercise discretionary authority without the prior approval of the customer.
      In compliance with the guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate principal amount of securities offered pursuant to this prospectus. We anticipate, however, that the actual commission or discount to be received in any particular offering of securities will be significantly less than this amount.
MARKET-MAKING RESALES BY AFFILIATES
      This prospectus may be used by Jefferies & Company, Inc. in connection with offers and sales of the securities in market-making transactions. In a market-making transaction, Jefferies & Company, Inc. may resell a security it acquires from other holders, after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, Jefferies & Company, Inc. may act as principal or agent, including as agent for the counterparty in a transaction in which Jefferies & Company, Inc. acts as principal, or as agent for both counterparties in a transaction in which Jefferies & Company, Inc. does not act as principal. Jefferies & Company, Inc. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of Jefferies Group, Inc. may also engage in transactions of this kind and may use this prospectus for this purpose.
      Jefferies Group, Inc. does not expect to receive any proceeds from market-making transactions. Jefferies Group, Inc. does not expect that Jefferies & Company, Inc. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to Jefferies Group, Inc.
      Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.
      Unless Jefferies Group, Inc. or an agent informs you in your confirmation of sale that your security is being purchased in its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.
CERTAIN ERISA CONSIDERATIONS
      Jefferies Group, Inc. has certain affiliates that provide services to many employee benefit plans. Jefferies Group, Inc. and certain of its affiliates may each be considered a party in interest within the meaning of the Employee Retirement Income Security Act of 1974 (ERISA), or a disqualified person under corresponding provisions of the Internal Revenue Code of 1986 (the Code), relating to many employee benefit plans. Prohibited transactions within the meaning of ERISA and the Code may result if any offered securities are acquired by or with the assets of a pension or other employee benefit plan relating to which Jefferies Group, Inc. or any of its affiliates is a service provider, unless those securities are acquired under an exemption for transactions effected on behalf of that plan by a “qualified professional asset manager” or an “in-house asset manager” or under any other available exemption. Additional special considerations may arise in connection with the acquisition of capital securities by or with the assets of a pension or other employee benefit plan. The assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to acquire the offered securities should consult with its legal counsel.
LEGAL MATTERS
      Morgan, Lewis & Bockius LLP, New York, New York has rendered an opinion to us regarding the validity of the securities to be offered by the prospectus. Any underwriters will also be advised about the validity of the securities and other legal matters by their own counsel, which will be named in the prospectus supplement.
EXPERTS
      The consolidated financial statements of Jefferies Group, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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Jefferies Group, Inc.
              % SENIOR DEBENTURES DUE 2036

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SOCIETE GENERALE
                    , 2006